UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

Annual and Extraordinary
General Meetings

MANUAL OF PARTICIPATION IN GENERAL MEETINGS

April 16, 2025

INDEX

INVITATION

CALL NOTICE

GUIDELINES FOR PARTICIPATION

GUIDELINES FOR PARTICIPATION IN MEETINGS

GUIDELINES FOR VOTING VIA DISTANCE VOTING BALLOT

MANAGEMENT PROPOSAL

ANNUAL GENERAL MEETING

ITEM	I - Analysis of management accounts, analyzing, discussing, and voting on the management report and the company’s financial statements, accompanied by the independent auditors’ report and the fiscal council’s opinion for the fiscal year ended on december 31, 2024
ITEM	II - Proposal for the allocation of the net income for 2024

EXHIBIT I - Alocation of net income 26

ITEM	III - Election of 8 (eight) members of the board of directors of petrobras

EXHIBIT II - Candidates nominated by the controlling shareholder for the position of petrobras board member 33

EXHIBIT III - Candidates nominated by non-controlling shareholders for the position of petrobras board member. 45

ITEM	IV - Resolution on the Independence of Board of Directors Members Elected at the Annual General Meeting
ITEM	V - Election of the Chairman of Petrobras’ Board of Directors
ITEM	VI - Proposal to set the Fiscal Council at 5 (five) members
ITEM	VII - Election of the Fiscal Council members and their respective alternates

EXHIBIT IV - Candidates nominated by the controlling shareholder for the position of petrobras fiscal council member 53

EXHIBIT V - Candidates nominated by non-controlling shareholders for the position of petrobras fiscal council member 60

ITEM	VIII - Establishing the compensation for the members of management, Fiscal Council, and statutory advisory committees to the Board of Directors.

EXTRAORDINARY GENERAL MEETING

ITEM	I - Proposal to amend articles 1, §3º; 3º; 4º; 18, §5º; 28, §§2º, 3º and 5º; 29; and 34 and consequent consolidation of the Bylaws, as proposed by the Board of Directors and filed at the CVM's and the Company's electronic addresses.

EXHIBIT VI - Proposed changes to the Bylaws 67

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INVITATION

Dear Shareholders,

We are pleased to invite you to participate in the Annual and Extraordinary Shareholders’ Meeting (“Meetings”) of Petróleo Brasileiro S.A. - Petrobras (“Petrobras” or “Company”) to be partially digitally held, as follows:

April 16, 2025

Time: 2:00 p.m.

Place (in person participation): Auditorium 1 of Edifício Senado of Petrobras, located at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro.

Virtual participation: through digital platform.

All necessary information for shareholders to participate in the Meetings and exercise their voting rights is available in this Shareholders' Meeting Participation Manual (“Manual”), which contains the Management Proposals and the guidelines for attending and voting in the Meetings.

Below, the Company presents the agenda with matters to be resolved during the Meetings:

ANNUAL GENERAL MEETING

I.             Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company’s Financial Statements, accompanied by the independent auditors’ report and Petrobras’ Fiscal Council’s Opinion for the fiscal year ended on December 31, 2024;

II.            Proposal For the Allocation of the Net Income for 2024;

III.           Election of eight (8) members of the Board of Directors;

IV.          Resolution on the independence of Elected Board of Directors Members;

V.           Election of the Chair of the Board of Directors;

VI.          Proposal for the establishment of 5 (five) members for the Fiscal Council;

VII.         Election of 5 (five) members of the Fiscal Council, if item VI is approved, of which 1 (one) is appointed by minority common shareholders and 1 (one) by the holders of preferred shares, both through the separate election process, and respective alternates; and

VIII.       Establishment of the compensation of management, Fiscal Council members, and members of the Statutory Advisory Committees to the Board of Directors.

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EXTRAORDINARY GENERAL MEETING

I.             Proposal to amend Paragraph 3 of Article 1; Article 3; Article 4; Paragraph 5 of Article 18; Paragraphs 2, 3, and 5 of Article 28; Article 29; and Article 34, and consequent consolidation of Petrobras' Bylaws, according to the Management Proposal filed at the electronic addresses of the Brazilian Securities and Exchange Commission (“CVM”) and the Company.

All documentation pertaining to the matters to be resolved at these Meetings is available to shareholders on the websites of the Company http://www.petrobras.com.br/ir and CVM http://www.cvm.gov.br, pursuant to CVM Resolution 81, of March 29, 2022 (“CVM Resolution 81”), as amended by CVM Resolution 204, of June 4, 2024 (“CVM Resolution 204”).

Petrobras informs that the Investor Relations area is available to answer questions from its shareholders about the Meetings by e-mail assembleias@petrobras.com.br.

We are counting on your participation!

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PETRÓLEO BRASILEIRO S.A.

CORPORATE TAXPAYER’S ID (CNPJ): 33.000.167/0001-01

CALL NOTICE
ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Petrobras or Company”), considering that:

(i)               the Annual General Meeting held on April 25, 2024, elected 11 (eleven) members to Petrobras’ Board of Directors, of which 8 (eight) through the multiple voting process and 3 (three) through separate election processes;

(ii)              on May 15, 2024, the Company disclosed material fact to inform the early termination of Mr. Jean Paul Prates as President of Petrobras and his resignation as a member of the Company’s Board of Directors;

(iii)             as disclosed in a material fact on May 24, 2024, the Board of Directors of Petrobras appointed Ms. Magda Maria de Regina Chambriard as a member of the Company’s Board of Directors, valid appointment until the next General Shareholders’ Meeting, under Article 150 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”) and Article 25 of Petrobras' Bylaws, and elected her as the Company’s President;

(iv)             additionally, as announced by Petrobras on February 20, 2025, Counselor Marcelo Gasparino da Silva submitted his resignation from the position of Board Member of the Company, effective as of March 20, 2025, or until the eventual appointment of a successor by the Board of Directors, whichever occurs first;

(v)              in accordance with the final part of Paragraph 3 of Article 141 of the Brazilian Corporation Law, whenever the election of Board members has been conducted through the multiple voting process, if there is a vacancy in these positions, the first General Meeting shall proceed with a new election for the Board (for members elected through the multiple voting process), through this Notice, the Company’s shareholders are hereby called to convene at the Annual and Extraordinary General Meetings (“Meetings”), to be held on April 16, 2025, at 2:00 p.m., in a partially digital format, under CVM Resolution 81, of March 29, 2022 (“CVM Resolution 81”), i.e. shareholders may participate remotely via the digital platform provided by the Company or in person by attending Auditorium 1 of the Petrobras Senado Building, located at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, to resolve on the following matters:

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ANNUAL GENERAL MEETING

I.             Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company’s Financial Statements, accompanied by the independent auditors’ report and Petrobras’ Fiscal Council’s Opinion for the fiscal year ended on December 31, 2024;

II.            Proposal for the Allocation of Net Income for 2024;

III.           Election of eight (8) members of the Board of Directors;

IV.          Resolution on the independence of Elected Board of Directors Members;

V.           Election of the Chair of the Board of Directors;

VI.          Proposal for the establishment of 5 (five) members for the Fiscal Council;

VII.         Election of 5 (five) members of the Fiscal Council, if item VI is approved, of which 1 (one) is appointed by minority common shareholders and 1 (one) by the holders of preferred shares, both through the separate election process, and respective alternates; and

VIII.       Establishment of the compensation of management, Fiscal Council members, and members of the Statutory Advisory Committees to the Board of Directors.

EXTRAORDINARY SHAREHOLDERS’ MEETING

II.            Proposal to amend Paragraph 3 of Article 1; Article 3; Article 4; Paragraph 5 of Article 18; Paragraphs 2, 3, and 5 of Article 28; Article 29; and Article 34, and consequent consolidation of Petrobras' Bylaws, according to the Management Proposal filed at the electronic addresses of the Brazilian Securities and Exchange Commission (“CVM”) and the Company.

FORMS OF PARTICIPATION

Under Article 4 of Article 5 of CVM Resolution 81, Petrobras informs that the Meetings will be partially digital, as established in Article 43 of Petrobras’ Bylaws, enabling higher shareholder participation and, consequently, increasing the representativeness of the resolutions to be made at these Meetings.

Therefore, shareholders may participate via:

(a)          Distance Voting Ballot (“BVD”), whose model is available to shareholders on the websites of the Company (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br), or via the service providers enabled to collect and transmit instructions for filling out the Form, according to item II of Article 27 and items “a”, “b”, and “c” of CVM Resolution 81;

(b)          digital platform, which may be accessed in person or by a proxy duly constituted, in which case the shareholder may, under Paragraphs 2 and 3 of Article 28 of CVM Resolution81: (i) simply participate in the Meetings, whether having or not sent the Form; or (ii) participate and vote at the Meetings, in which case the voting instructions previously sent through the Form by the shareholder will be disregarded and the vote cast via digital platform will prevail;

(c)          in person, attending the meeting on the aforementioned day, time, and venue, or through a proxy duly constituted, with the documents indicated in the “Instructions for Participation in the Meetings” of the Meetings Participation Manual, in which case the shareholder may: (i) simply participate in the Meetings, even if they have already submitted the Form; or (ii) participate

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and vote at the Meetings, in which case the voting instructions previously sent through the Form by the shareholder will be disregarded and the vote cast in person will prevail.

To prove their status as Company shareholders, the provisions of Article 126 of Brazilian Corporation Law and article 13 of Petrobras’ Bylaws, as applicable, must be followed.

Shareholders who want to participate in person or via digital platform in the Meetings must register by 2:00 p.m. of April 14, 2025 at https://qicentral.precisao-i.com/m/agoe-petrobras-2025, by sending the documents listed below in the “Documentation” section. Only those who choose to participate in person must present the documentation, exceptionally, until the date of the Meetings, and the Company will be able to receive them starting at 11:00 a.m., at the venue of the meeting.

Shareholders who have registered to participate in the Meetings via digital platform and subsequently decide to attend in Auditorium 1 of the Petrobras’ Edifício Senado on the day of the Meetings to participate in person must prove their condition as a shareholder at the time of attending the Meetings in person, pursuant to Paragraph 5 of Article 6 of CVM Resolution 81. In this case, the shareholder agrees that he/she will not be entitled to simultaneous or alternate access to participate in the Meetings. If the shareholder attends the Meetings in person, the access link to the digital platform previously sent will be deactivated and can no longer be accessed.

The detailed instructions referring to all forms of participation can be found in the “Instructions for Participation at the Meetings” and “Instructions for Participation via Distance Voting Ballot” sections, and the Manual for Participation in Meetings, available on the websites of the Company (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br).

DOCUMENTATION

In-person participation, via digital means or Distance Voting Ballot

Individual Shareholder:

(a)          Valid ID with photo (original or certified copy) of the shareholder. The following identity documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card or recognized professional body card for legal identification purposes (such as OAB, CRM, CRC, CREA; or (v) Driver’s License (CNH);

(b)          proof issued by the depositary or custodian financial institution, indicating the number of shares held from the Company, in compliance with Paragraph 5 of Article 6 of CVM Resolution 81;

(c)          the proxy of an individual shareholder must present the documents that prove representation that comply with the provisions of Article 126 of Brazilian Corporation Law. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, with notarization and consularization not being required. Documents in English or Spanish do not require translation;

(d)          through digital means, the shareholder must indicate an email to receive the individual invitation to access the digital platform and consequent participation in the Meetings.

Corporate Client Shareholder or Investment Fund:

(a)          Valid ID with photo (original or certified copy) of legal representative. The following documents can be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card or recognized professional body card for legal identification purposes (such as OAB, CRM, CRC, CREA; or (v) Driver’s License (CNH);

(b)          proof issued by the depositary or custodian financial institution, indicating the number of shares held from the Company, in compliance with Paragraph 5 of Article 6 of CVM Resolution 81;

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(c)          documents proving representation authority, including the appointment by proxy and copies of corporate documents, such as the current bylaws/articles of incorporation, as applicable, and the minutes of the election of the board member(s) or executive officer(s), as the case may be and, for investment funds, (i) a copy of the fund’s current regulations; (ii) a copy of the current bylaws/articles of incorporation of the manager or administrator, as applicable; and (iii) a copy of the minutes of the election of the representatives of the fund’s manager or administrator. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization or consular legalization will not be required. Documents in English or Spanish do not require translation;

(d)          through digital means, the shareholder must indicate an email to receive the individual invitation to access the digital platform and consequent participation in the Meetings.

RELEVANT GENERAL INFORMATION

-             The minimum percentage of the Company’s share capital necessary for the multiple voting procedure to be requested for the election of the members of the Board of Directors at the Annual Shareholders' Meeting is five percent (5%) of the voting capital (5% of common shares), in accordance with CVM Resolution 70, of March 22, 2022 ("CVM Resolution 70"). The right to request the adoption of the multiple voting process must be exercised by shareholders at least 48 (forty-eight) hours before the Meeting, i.e., by 2:00 p.m. (Brasilia time) on April 14, 2025, as established in Paragraph 1 of Article 141 of Brazilian Corporation Law.

-             According to Paragraph 2 of Article 34 of CVM Resolution 81, as amended by CVM Resolution 204, of June 4, 2024 (“CVM Resolution 204”), if there are no candidates for the Board of Directors other than those nominated by the management or the controlling shareholder, the request for the adoption of the multiple voting process submitted through the Distance Voting Ballot shall be rendered ineffective.

-             The common shares already used in the separate election held at Petrobras’ Annual Shareholders’ Meeting of April 25, 2024 for the Board of Directors member cannot be used to elect members of the Board of Directors at this Meeting. Under Paragraph 8 of Article 141 of Brazilian Corporation Law, the Company informs that it will use a record with the identification of shareholders who exercised their vote in the separate election to avoid that the same shares are used again in the election of the Board members at this Meeting.

-             In the case of loaned shares, the borrower shall be responsible for exercising his/her voting rights, unless the contract signed between the parties provides otherwise, in which case said contractual instrument must be made available during the accreditation phase for participating in the Meetings.

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All documentation pertaining to the matters to be resolved at these Meetings is available to shareholders on the websites of the Company (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br), pursuant to CVM Resolution 81, as amended by CVM Resolution 204.

Rio de Janeiro, March 13, 2025.

Pietro Adamo Sampaio Mendes

Chair of the Board of Directors

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GUIDELINES FOR PARTICIPATION

GUIDELINES FOR PARTICIPATION IN MEETINGS

1.	FORMS OF PARTICIPATION

As stated in the Call Notice, the Meetings will be held on April 16, 2025, at 2:00 p.m., partially digitally, as established in Article 43 of Petrobras' Bylaws.

Thus, the shareholder's participation may be:

a)                via Distance Voting Ballot (“BVD”), whose model is available on the Company's websites http://www.petrobras.com.br/ir and CVM http://www.cvm.gov.br, to be sent:

(i)	directly to the Company, through the electronic system available at https://qicentral.precisao-i.com/m/agoe-petrobras-2025, excluding the possibility of sending the Form by post or electronic mail, pursuant to Paragraph 7, Article 27 of CVM Resolution 81; or
(ii)	by transmitting filling instructions to qualified service providers (custodians, bookkeepers, or central depositories), in accordance with Article 27, Item II, Paragraphs “a”, “b” and “c” of CVM Resolution 81.

Without prejudice to the guidelines in this section, for additional instructions on participation and voting via Distance Voting Ballot (BVD), shareholders are advised to refer to the next section “Instructions for Voting via the Distance Voting Ballot” in this Shareholders' Meeting Participation Manual (“Manual”).

Only custodians and bookkeepers that are central depositary participants may provide services for collecting and transmitting instructions for completing the Form.

The Company informs that the instructions provided in this Manual, as well as in the Distance Voting Ballot, aim to help shareholders fill out the Form. Shareholders who choose to use the Distance Voting Ballot are solely and entirely responsible for filling it in correctly, regardless of how they have accessed it: either directly (through the Company's or the CVM's websites) or indirectly (through qualified service providers under CVM Resolution 81).

b)               via digital platform made available by the Company, pursuant to CVM Resolution 81, which may be accessed in person or by a duly constituted proxy, on the day, time, and place referred to in the “Invitation” section of this Manual and in the Notice of the Shareholders' Meetings; and

c)                in person, pursuant to CVM Resolution 81, attending in person or by a duly constituted proxy, on the day, time, and place referred to in the “Invitation” section of this Manual and in the Notice of the Shareholders' Meetings.

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Shareholders wishing to attend the Meetings in person or via digital platform must register by 2:00 p.m. on April 14, 2025, at the following e-mail address https://qicentral.precisao-i.com/m/agoe-petrobras-2025, accompanied by the documents indicated below in item “2. Documentation” and in the Notice of the Shareholders' Meetings.

Exceptionally for those who choose to participate in person, documents may be submitted on the day of the Meetings, in which case the Company will start to receive documents at the location of the Meeting, from 11:00 a.m.

Shareholders wishing to participate in the Meetings via the digital platform or in person may:

-	simply attend the Meetings, even if they have sent the Remote Voting Form; or
-	participate and vote at the Meetings, in which case any voting instructions previously sent by the shareholder via Remote Voting Form will be disregarded, and the vote cast via the digital platform or in person, as applicable, will prevail.

Shareholders who have registered to participate in the Meetings via digital platform and subsequently decide to attend in Auditorium 1 of the Petrobras’ Edifício Senado on the day of the Meetings to participate in person must prove their condition as a shareholder at the time of attending the Meetings in person, pursuant to Article 126 of Law 6,404/1976 (“Brazilian Corporation Law”), and Article 13 of Petrobras' Bylaws, subject to Paragraph 5, Article 6 of CVM Resolution 81. In this case, the shareholder agrees that he/she will not be entitled to simultaneous or alternate access to participate in the Meetings, that is, the shareholder agrees that the access link to the digital platform previously sent will be deactivated and can no longer be accessed.

2.	DOCUMENTATION

Below are the documents required, as applicable, for shareholder participation (including foreign shareholders) in the Meetings, for whichever form of participation is chosen - digital, in person or remotely via Remote Voting Form.

Caption:

-	PF: individuals
-	Proc PF: individual’s proxy
-	Rep PJ: corporate client’s representative
-	Proc PJ: corporate client’s proxy
-	Rep FI: investment fund’s representative
-	Proc FI: investment fund’s proxy

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Required documents	PF	Proc. PF	Rep. PJ	Proc. PJ	Rep. FI	Proc. FI
Valid photo ID [1]	✓	✓	✓	✓	✓	✓
Proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution, in compliance with the provisions of Article 6, Paragraph 5 of CVM Resolution 81.	✓	✓	✓	✓	✓	✓
If through the digital platform, e-mail to receive an individual invitation to access the digital platform and consequently participate in the Meeting(s)	✓	✓	✓	✓	✓	✓
Copy of the latest bylaws or consolidated articles of association in force with CNPJ, as applicable			✓	✓
Corporate documents proving powers of representation, including appointment by proxy and a copy of the qualification documents of its board member(s) or executive officer(s) and the minutes of their election, as applicable			✓	✓
Copies of (i) the current consolidated regulations of the fund with corporate taxpayer’s ID (CNPJ); (ii) the current consolidated articles of association or partnership agreement of its administrator or manager, as applicable; (iii) the minutes of the election of the Board member(s) or executive officer(s) representing the administrator or manager of the fund or who have the authority to appoint its representative.					✓	✓
If by proxy, documents proving representation, including appointment by power of attorney, which comply with the provisions of Article 126 of Brazilian Corporation Law.		✓		✓		✓

1)             Original or certified copy of the following documents: National Identity Card (RG) or National Identity Card (CIN); Foreigner’s Identity Card (RNE); passport; National Driver’s License (CNH); or professional association card or recognized professional body card for legal identification purposes (such as OAB, CRM, CRC, and CREA).

2)             See “Participation by proxy” below for additional information.

Documents in English or Spanish do not require translation. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but they are not required to be notarized nor legalized at the Brazilian Consulate.

Participation by proxy

Shareholders may participate in the Meetings by means of a duly constituted proxy, subject to the provisions of Article 126, Paragraph 1, of Brazilian Corporation Law, and Article 13 of the Company's Bylaws.

Under the terms of Circular Letter/Annual-2025-CVM/SEP:

Shareholders may be represented at the Meetings by an attorney-in-fact who has been established for less than one (1) year, who is a shareholder, a company director or a lawyer, and, in the case of a publicly held company, the attorney-in-fact may also be a financial institution and the investment fund manager may represent the joint owners.

In addition, legal entity shareholders may be represented at the Meetings by their legal representatives or by duly constituted proxies, in accordance with the company's articles of association and the rules of the Brazilian Civil Code (Law 10,406, of January 10, 2002), there is no need to be a shareholder, company director, or lawyer.

The Company will waive the need to send hard copies of the shareholder representation documents to the Company's office, as well as the notarization, consularization, and apostille of all shareholder representation documents, being sufficient soft copies of the documents sent to the Company's e-mail address at the following

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link https://qicentral.precisao-i.com/m/agoe-petrobras-2025.

Powers of attorney granted by shareholders in physical form must have a notarized signature. In the case of electronic powers of attorney, they will only be accepted if digitally signed using digital certification to ensure their authorship and integrity.

If the documents proving the shareholder's representation are in a foreign language, note that: (a) documents in English and Spanish are not required to be translated; and (b) documents in other languages must be translated into Portuguese by a sworn translator, but are exempt from notarization, consularization, and apostille.

3.	RELEVANT ADDITIONAL INFORMATION

-             Despite the possibility of participating in person or through the digital platform, Petrobras recommends shareholders to use the Remote Voting Form as a means of exercising their right to vote at this Meeting.

-             Shareholders who have sent in the Remote Voting Form may also participate in the Meetings in person or via digital platform, provided they are duly certified and registered, in both cases by submitting the necessary participation documents, as detailed above in items 1 and 2 of this Section and in the Notice of the Shareholders' Meetings.

-             Based on the provisions of Article 6, Paragraphs 2 and 3 of CVM Resolution 81, shareholders who do not present the necessary participation documents in the form and within the time limits established in this Manual will not be allowed to attend the Meetings in person or access the digital platform.

-             In the interest of organizing the proceedings for the Meeting, the Company will ask shareholders attending in person or digitally, upon arriving at the Meeting, that all those who have submitted a Form and who have also qualified to participate in person or by the digital platform if he/she intends to:

a.    only attend the Meetings, keeping the votes already sent through the Form valid and unchanged; or

b.    attend and vote at the Meetings, in which case their Form will be automatically canceled, and it will be necessary for the shareholder to vote on the matters on the Agenda again. If the shareholder chooses only to attend the Meetings (item “a” above), the votes cast through the Form may not be changed during the Meeting.

-             Access to the event will not be granted after the time at which the Meetings are scheduled to begin. Petrobras also requests that shareholders access the digital platform 30 (thirty) minutes prior to the scheduled start time of the Meetings, to previously validate all accesses and get familiarized with the digital platform.

-             Shareholders of common shares, who have already used their shares to vote in the separate election for a member of the Board of Directors of Petrobras at the Annual Shareholders’ Meeting of April 25, 2024, will not be able to use them to vote in the election of members of the Board of Directors at this Annual Shareholders’ Meeting of April 16, 2025, either in the election by slate or in the election by the multiple voting process (if adopted).

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-             In the case of loaned shares, the borrower shall be responsible for exercising his/her voting rights, unless the contract signed between the parties provides otherwise, in which case said contractual instrument must be made available to Petrobras during the accreditation phase for participating in the Meetings.

-             Shareholders attending the Meetings in person or by digital platform authorize the Company to use any information, data and/or images contained in the recording of these Meetings, with the purpose of: (a) recording the possibility of manifestation and visualization of the documents presented during the Meetings; (b) recording the authenticity and security of communications during the Meetings; (c) recording the presence and votes cast by the attending shareholders; (d) complying with legal orders from competent authorities; and (e) defending the Company, its managers, and third-party contractors in any judicial, arbitration, regulatory or administrative sphere.

-             Pursuant to Article 141, Paragraph 7, of Brazilian Corporation Law, and Article 19, Item III, of the Company's Bylaws, whenever, cumulatively, the election of the Board of Directors is carried out through the multiple voting process and holders of common or preferred shares exercise their right to elect a board member, the Federal Government will be guaranteed the right to elect board members in the same number as those elected by other shareholders and employees, plus 1 (one), regardless of the number of board members that has been established in Article 18 of the Company’s Bylaws.

4.	REGISTRATION ON THE DIGITAL PLATFORM

-             Once the request for qualifying to participate through the digital platform has been received under the established deadlines and conditions, and the documentation provided has been verified, Petrobras will send an individual and non-transferable invitation to the e-mail address indicated by the shareholder containing instructions for accessing the digital platform and for participating in the Meetings.

-             Shareholders who have correctly requested to participate in the Meetings and have not received the individual invitation for virtual access within 24 (twenty-four) hours of the Meeting, that is, until 2:00 p.m. on April 15, 2025, should contact the Investor Relations department at Petrobras by e-mail at assembleias@petrobras.com.br requesting the instruction to be resent.

-             Shareholders certified on the digital platform undertake: (a) to use the individual invitation solely and exclusively for remotely participating in the Meetings; (b) not to transfer or disclose, entirely or partially, the individual invitation to any third party, shareholder or not, in which case the invitation is non-transferable; and (c) not to record or reproduce, entirely or partially, or transfer, to any third party, shareholder or not, the content and/or any information transmitted by virtual means during the Meetings.

-             Petrobras recommends that shareholders certified to participate digitally in the Meetings test and get familiarize with the digital platform beforehand to avoid the occurrence of incompatibility of their electronic equipment with the platform and/or other problems of any kind with its use on the day of the Meetings.

-             Petrobras is not responsible for any operational or connection problems shareholders may face, nor for any other issues beyond the Company's control that may make it difficult or impossible for shareholders to participate in the Meetings.

5.	SHAREHOLDER'S STATEMENT DURING THE MEETINGS

After the matters contained in the Agenda of the Meetings are discussed, shareholders may speak at the Meeting Rom or via digital platform, so that, in the order in which the requests are received by the board, the floor is given to the accredited shareholder in order to maintain the proper conduct of the Meetings. The Chair of the Meetings may set a maximum time for each shareholder or duly represented at the Meetings to speak.

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GUIDELINES FOR VOTING VIA DISTANCE VOTING BALLOT

Shareholders who intend to use the Remote Voting Form (“Form” or “BVD”) as a means of exercising their voting rights should also read the section “Guidelines for Participation in Meetings”, which contains general guidelines for all forms of participation, in addition to this section which provides additional guidelines specific to the BVD.

1.	INSTRUCTIONS FOR SUBMITTING THE VOTING FORMS

The Voting Form is available on the Company's website at http://www.petrobras.com.br/ir and on the CVM's website at http://www.cvm.gov.br, or through service providers who are able to provide services for collecting and transmitting instructions for filling in the BVD, in accordance with article 27, II and paragraphs “a”, “b” and “c” of CVM Resolution 81. It is essential that shareholders pay attention to the instructions applicable in each case, in order to correctly fill in and send in the BVD.

Forms of submission

Shareholders who choose to exercise their voting right through the Voting Form, in accordance with CVM Resolution 81, as amended by CVM Resolution 204, may choose between:

(i)           fill out and send the Voting Form directly to the Company, electronically, to the address: https://qicentral.precisao-i.com/m/agoe-petrobras-2025; or

(ii)          transmit the filling instructions to qualified service providers, according to Article 27, II, items “a”, “b”, and “c” of CVM Resolution 81, as amended by CVM Resolution 204, according to the guidelines below:

If the Shareholder chooses to deliver the Form:

(i)	directly to Petrobras, the shareholder may send the duly completed Voting Form directly to the Company, by electronic means, at the following e-mail address: https://qicentral.precisao-i.com/m/agoe-petrobras-2025, followed by scanned copies of the necessary documents, as detailed in item “2. Documentation” of the “Instructions for Participation in Meetings” section of this Manual.
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(ii)	through authorized service providers, the shareholder may transmit instructions for filling in the Voting Form:

-             to their custodian agents, who will forward the voting instructions to the central depository of B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

-             through Banco Bradesco, the institution that manages Petrobras’ book-entry share system, if the shareholder holds shares in the book-entry system. In this case, the shareholder/proxy must go to any branch of Banco Bradesco nationwide to submit the duly completed Remote Voting Form. Banco Bradesco offers shareholder support through the following phone numbers 0800 701 1616, or via email dac.escrituracao@bradesco.com.br;

-             directly to the central depository (B3’s central depository).

If they choose to submit their votes through one of the authorized service providers, shareholders must contact the selected service provider directly to verify the procedures, established rules, and the documents required by them for the transmission of instructions for filling in the Voting Form.

Authorized service providers may display the items of the Remote Voting Form in different ways, according to their own systems. In case of any doubts, shareholders are advised to refer to the Forms available on the Company's website http://www.petrobras.com.br/ir and, if necessary, contact their service provider or Petrobras directly.

2.	VALIDATION OF THE VOTING FORM RECEIVED BY THE COMPANY

-             The Form will be disregarded by the Company if (i) it is sent not later than 4 (four) days before the date of the Meetings; (ii) it is not properly filled in; or (iii) it is not accompanied by the necessary documents, as applicable.

-             It is essential that the Voting Form be correctly completed with the shareholder's full name, in the case of an individual, or corporate name, in the case of a legal entity, along with the Individual Taxpayer’s ID (“CPF”) or Corporate Taxpayer’s ID (“CNPJ”), respectively, as well as an email address for potential contact.

-             For the Voting Form to be considered valid and for the votes cast therein to be counted at the Meetings, it must:

(i)   be signed by the shareholder or their legal representative (if the Voting Form is physically signed, all its pages must be initialed, and the signature must be notarized; if the shareholder opts for digital signing, it must be done using a digital certificate, with no need to initial the pages);

(ii)  be accompanied by the documents required for participation in the Meetings, according to the instructions in the “Instructions For Participation in Meetings” section; and

(iii) be submitted with a single shareholder (CPF or CNPJ) per Voting Form.

-             Upon receiving the Voting Form by Petrobras, the Company has up to 3 (three) days to notify the shareholder: (i) that the completion of the Voting Form and the submitted documents are correct, and therefore, the votes will be considered valid; (ii) that there is a need for correction and rectification of the Remote Voting Form and/or accompanying documents, observing the deadline for receipt of up to 4 (four) days prior to the date of the Meetings.

-             If shareholders have chosen to send the Voting Form directly to Petrobras, they will be notified of the rejection of their Voting Form, if applicable, via the email address provided in it.

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-             Regardless of the delivery method chosen (via authorized service providers or directly to Petrobras), it is recommended that shareholders submit the Voting Form together with the necessary documents as early as possible, to allow sufficient time for evaluation and any potential feedback regarding the need for corrections, amendments, or rectification of documents within the stipulated submission deadline. After the specified date, any Voting Forms that are received incomplete or with pending documentation will be disregarded.

Discrepancies in the Remote Voting Form

-             If there are discrepancies between the Voting Form received directly by the Company and the voting instruction contained in the analytical map of the central depository for the same CPF or CNPJ registration number, the voting instruction from the central depository shall prevail, in accordance with CVM Resolution 81.

-             If there are discrepancies between the Voting Form received directly by the Company or received by the central depository and the voting instruction contained in the analytical map of the bookkeeper for the same CPF or CNPJ registration number, the voting instruction from the bookkeeper shall prevail, in accordance with CVM Resolution 81.

3.	ELECTION FOR THE BOARD OF DIRECTORS VIA REMOTE VOTING FORM

All candidates nominated by the controlling shareholder and all candidates nominated by minority shareholders, in accordance with the terms and deadlines established in CVM Resolution 81, will be included in the Remote Voting Form and will be disclosed by Petrobras through a notice to the market.

If the Company receives a nomination for a candidate to the Board of Directors or a candidate to the Fiscal Council after the deadline for resubmission of the Remote Voting Form (up to 20 – twenty - days before the scheduled date of the Meetings), these candidates will not be included in the Voting Form. However, these nominations will be disclosed by Petrobras through a notice to the market, and the nominees may become candidates, subject to the Company's governance rules.

We remind all shareholders that, specifically for this Annual General Meeting, the ordinary shares used in the separate election for a member of the Board of Directors, held at the Petrobras Annual General Meeting of April 25, 2024, can no longer be used in the process of electing Board Members at this Annual General Meeting. Pursuant to paragraph 8 of article 141 of the Brazilian Corporate Law, the Company informs that it will use a register identifying the shareholders who voted in the separate election, to prevent the same shares from being used again in the election of Board Members at this Meeting.

Instructions of the Remote Voting Form

The election of the Board of Directors in the Remote Voting Form is structured as follows:

a)           Election by the slate system (if the multiple voting procedure is not adopted).

Item 3: shareholders may vote (“approve,” “reject,” or “abstain”) regarding the slate listed in the Remote Voting Form.

Item 4: shareholders who approved the slate in Item 3 must indicate whether they wish to maintain their vote for the chosen slate in the event of any changes to the candidates comprising the slate in the Remote Voting Form. A “YES” vote on this Item 4 means that the shareholder will continue to vote for the slate even if one or more candidate names are changed.

b)           Request for adoption of multiple voting by the shareholder

Item 7: shareholders may vote (“approve,” “reject,” or “abstain”) regarding the request for the adoption of multiple voting, in accordance with the “Instructions for Multiple Voting” below.

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c)            Election through the multiple voting process, if adopted

The slate election becomes void, and 8 (eight) positions on the Board will be disputed, allowing both candidates nominated by the controlling shareholder and those nominated by minority shareholders to receive individual votes.

Item 8: shareholders must indicate whether they intend to distribute their votes equally among all candidates listed in the Remote Voting Form and may vote in Item 9, in accordance with the “Instructions for Multiple Voting” below.

Item 9: shareholders may indicate the candidates to whom they wish to distribute their votes equally or assign specific percentages individually, in accordance with the “Instructions for Multiple Voting” below.

Instructions for Multiple Voting

Regarding multiple voting via Remote Voting Form, it is worth noting that:

-	The election of the Board of Directors members generally takes place through the slate system (Items 3 and 4), however, shareholders who wish to do so may request the adoption of multiple voting by approving Item 7 in the Remote Voting Form (“APPROVE”), allowing votes to be allocated individually among the candidates. If shareholders vote “REJECT” or “ABSTAIN,” their shares will not be counted for the purpose of requesting multiple voting.
-	If the minimum percentage of participation in the share capital of 5% (five percent) of the voting capital required to request the adoption of multiple voting for elections is reached, the multiple voting process will be adopted. In this case, the slate voting for candidates nominated by the controlling shareholder will become void (Item 3), and the election will take place through the allocation of votes to each candidate (Items 8 and 9). Both candidates nominated by the controlling shareholder and those nominated by minority shareholders may receive individual votes.
-	Thus, shareholders who wish their votes to be counted in the election of the Board of Directors members must allocate their votes (at their discretion) in Items 8 and 9, even if they have voted against the adoption of multiple voting in Item 7. Otherwise, the shareholder will not participate in the election of the Board of Directors members.
-	Regarding Items 8 and 9, which are only considered if the multiple voting process is adopted, shareholders may:

(i)	opt to have their votes automatically distributed equally among all candidates listed in the Remote Voting Form by voting “YES” in Item 8 and not approving any candidate in Item 9;
(ii)	opt to distribute their votes equally only among selected candidates by voting “YES” in Item 8 and specifying the candidates to whom they wish to allocate their votes proportionally in Item 9;
(iii)	opt to assign a specific percentage of their votes to their preferred candidates by voting “NO” in Item 8 and using Item 9 to indicate their chosen candidates and allocate the respective percentages to each selected candidate. If the sum of the indicated percentages is higher or lower than 100%, the votes will be disregarded.
(iv)	opt to vote “ABSTAIN” in Item 5, in which case their votes will not be counted in the quorum for resolution at the Annual Shareholders’ Meeting (“ASM”) and, therefore, they will not participate in the election of the Board of Directors members.

Shareholders voting through third-party systems must verify whether these systems are compatible with the entry of percentage numbers for each candidate. If not, shareholders should inquire with the third-party responsible for the system about the procedure to be adopted to ensure that the numerical percentages are properly processed.

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All necessary information for completing the Voting Form regarding the items related to the election of the Board of Directors members is detailed in the Remote Voting Form, which is available on the websites of Petrobras http://www.petrobras.com.br/ir and CVM http://www.cvm.gov.br.

To clarify any questions or obtain more information on how to exercise their vote via Remote Voting Form, shareholders should contact the selected service provider or the Investor Relations department of Petrobras via email: assembleias@petrobras.com.br.

Shareholder Meetings	20

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MANAGEMENT PROPOSAL

Dear shareholders,

Under CVM Resolution 81, the Company’s Management submits to your analysis the following proposals related to the matters included on the agenda of the Meetings:

ANNUAL GENERAL MEETING

ITEM I - Analysis of management accounts, analyzing, discussing, and voting on the management report and the company’s financial statements, accompanied by the independent auditors’ report and the fiscal council’s opinion for the fiscal year ended on december 31, 2024

The Management Report and the Financial Statements, accompanied by the Independent Auditor’s Report and the Fiscal Council’s Opinion for 2024, are available on the website of Petrobras at:

https://www.investidorpetrobras.com.br/en/presentations-reports-and-events/annual-reports/

Additionally, management’s comments about the Company’s financial situation, according to item 2 of the Reference Form, are available in this link.

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ITEM II - Proposal for the allocation of the net income for 2024

Petrobras recorded a net income of R$36,606,482,846.96 in the financial statements for the year ended December 31, 2024.

Based on Brazilian Corporation Law, as well as the Company's Bylaws and Shareholder’s Compensation Policy, the Board of Directors proposes to the Annual General Meeting, with a favorable opinion of the Fiscal Council, that the profit for the year 2024 be allocated as follows:

 It also proposes the ratification of dividends totaling R$73,905,736,229.85, in the proportion of R$5.73413520 per outstanding preferred and common share, as follows.

        The following aspects were considered in determining the proposed dividends:

a.        According to Article 8 of Petrobras' Bylaws, the dividends to be distributed to preferred and common shares may not be less than 25% (twenty-five percent) of the adjusted net income for each year.

b.       Paragraph 2 of Article 5 of the Company’s Bylaws prioritizes dividends attributable to preferred share of, at least, 5% (five percent), calculated on the portion of the capital represented by this type of share, or 3% (three percent) of the share's net asset value, whichever is higher.

c.        The shareholders’ remuneration policy establishes rules for dividend distribution, aiming to ensure short-, medium-, and long-term financial sustainability, in addition to a predictable flow of dividend payments to shareholders. The policy is available on the Company's website at https://www.investidorpetrobras.com.br/esg-meio-ambiente-social-e-governanca/governanca/.

The dividend proposal for 2024 includes the minimum mandatory dividend of R$8,954,131,580.05, equivalent to 25% of adjusted net income, and additional dividends of R$27,178,197,777.66 from the remaining portion of the retained earnings for the year and R$37,773,406,872.14 from the capital remuneration and profit retention reserves. This proposal is higher than the priority for preferred shares and is in line with the shareholder remuneration policy.

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The Board of Directors approved prepayment of dividends based on the result from January to September 2024 and using the profit reserves. These prepayments were monetarily adjusted by the Selic rate from the payment date to December 31, 2024, totaling R$64,760,597,494.77, equivalent to R$5.02458998 per outstanding preferred and common share.

In addition, the Board of Directors is proposing additional dividends of R$9,145,138,735.08, equivalent to R$0.70954522 per outstanding preferred and common share, to be paid on May 20, 2025 and June 20, 2025, with a share position date of April 16, 2025. Such dividends will be monetarily adjusted from December 31, 2024 to the payment date, according to the variation of the Selic rate.

Detailed information referring to the Management proposal for the allocation of the profit for the fiscal year ended December 31, 2024 can be found in Exhibit I of this Manual, under item II of the sole paragraph of Article 10 and Exhibit A of CVM Resolution 81/2022.

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EXHIBIT I - Alocation of net income

EXHIBIT A - CVM Resolution 81, of MARCH 29, 2022

1.	Inform the net income for the year

The net income for the year is R$36,606,482,846.96.

2.	Inform the overall amount and the value per share of the dividends, including early dividends and interest on equity already declared

3.	Inform the distributed percentage of net income for the year

Proposed dividends of R$73,905,736,229.85 account for 201.89% of the net income for 2024 (206.35% of adjusted net income).

4.	Inform the overall amount and the value per share of dividends distributed based on income from previous year

The total amount of dividends distributed based on profit from previous years is R$37,773,406,872.14 (R$2.93073086 per outstanding preferred and common share), of which R$21,935,543.381.40 from the capital remuneration reserve (R$1.70191622 per outstanding preferred and common share) and R$15,837,863,490.74 from the profit retention reserve (R$1.22881464 per outstanding preferred and common share).

5.	Inform, net of early dividends and interest on equity already declared:
a.	The gross value of dividends and interest on equity, segregated by share of each type and class

b.	The type and term of payment of dividends and interest on equity

The dividends will be paid on May 20, 2025, and June 20, 2025, as detailed below:

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Shareholders will be entitled to remuneration as follows:

-	The cut-off date for holders of Petrobras’ shares traded on B3 will be April 16, 2025 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be April 22, 2025.
-	Petrobras’ shares will be traded ex-rights on B3 as of April 17, 2025.

c.	Any restatement and interest on dividends and interest on equity

Dividends will be restated by the variation of the SELIC rate from December 31, 2024 to the payment date.

d.	Cut-off date to identify shareholders who will be entitled to receive dividends and interest on equity

According to item 5.b above.

6.	In the event of declaration of dividends or interest on equity based on income calculated in semi-annual balance sheets or shorter periods
a.	Inform the amount of dividends or interest on equity already declared

b.	Inform the date of the respective payments

According to item 6.a above.

7.	Provide a comparative table informing the following values per share of each type and class:
a.	Net income for the year and for the three (3) previous years

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b.	Dividend and interest on equity distributed in the three (3) previous years

8.	In the event of allocation of income to the legal reserve
a.	Identify the amount allocated to the legal reserve

In 2024, no profits were allocated to the legal reserve, as the balance of this reserve reached the limit of 20% of the share capital in 2023, considering the provisions of Article 193 of Law 6,404/1976 (Brazilian Corporation Law).

b.	Provide details of the calculation of the legal reserve

As mentioned in the item above, in 2023 the legal reserve reached its individual limit, as provided for in Brazilian Corporation Law.

9.	If the company has preferred shares with right to fixed or minimum dividends
a.	Describe the calculation of fixed or minimum dividends

Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporate Law, divided by the number of shares that comprise the Company’s share capital, pursuant to Article 8 of the Petrobras’ Bylaws.

Preferred shares will have priority in the event of capital reimbursement and payment of dividends, of at least 5% (five percent), calculated on the portion of the capital represented by this type of share, or 3% (three percent) of the share’s net asset value, whichever is higher, participating on an equal basis with the common shares in capital increases arising from incorporation of reserves and profit, in accordance with Article 5, Paragraph 2, of the Petrobras’ Bylaws.

b.	Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

The profit for the year is sufficient for the full payment of fixed or minimum dividends.

c.	Identify if any unpaid portion is cumulative

Not applicable.

d.	Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

R$5,460,984,776.64 in dividends related to the outstanding preferred shares based on 3% of the share's net asset value.

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e.	Identify the fixed or minimum dividends to be paid per preferred share of each class

R$1.00265921 per floating preferred share.

10.	Regarding mandatory dividend
a.	Describe the calculation provided for in the Bylaws

According to Article 8 of Petrobras' Bylaws, the dividends to be distributed to preferred and common shares may not be less than 25% (twenty-five percent) of the adjusted net income for each year, in accordance with Brazilian Corporation Law, pro-rated by the number of shares that compose the Company’s share capital.

In addition, Petrobras' Bylaws establish in Paragraph 2 of Article 5 that preferred shares (PN shares) will be entitled to a minimum dividend of 5% (five percent) calculated on the portion of the capital represented by this type of share, or 3% (three percent) of the share’s net asset value, whichever is higher.

b.	Inform whether it is being paid in full

Yes.

c.	Inform any amount retained

Not applicable.

11.	In the event of retention of mandatory dividend because of the company’s financial situation
a.	Inform the amount retained

Not applicable.

b.	Describe in details the company’s financial situation, including aspects related to analysis of liquidity, working capital and positive cash flows

Not applicable.

c.	Justify the reason for retaining dividends

Not applicable.

12.	In the event of allocation of profit to the contingencies reserve
a.	Identify the amount allocated to the reserve

Not applicable.

b.	Identify the probable loss and what caused it

Not applicable.

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c.	Explain why the loss was deemed as probable

Not applicable.

d.	Justify the creation of the reserve

Not applicable.

13.	In the event of allocation of profit to the unrealized profit reserve
a.	Inform the amount allocated to the unrealized profit reserve

Not applicable.

b.	Inform the nature of unrealized profit that originated the reserve

Not applicable.

14.	In the event of allocation of profit to statutory reserves
a.	Describe the statutory clauses that establish the reserve

According to the Article 56 of Petrobras' Bylaws, the constitution of the statutory reserves listed below must be considered in the proposal for distributing profits, observing the following order of priority:

-	Statutory R&D reserve: constituted through the appropriation of the net income equivalent to 0.5% of the share capital, up to the limit 5% of the Company’s share capital, aimed at funding research and technological development programs.
-	Capital remuneration reserve: may be constituted through the appropriation of up to 70% of the adjusted net income for each year, subject to Article 202 of the Brazilian Corporate Law and the Shareholder Remuneration Policy, up to the limit of the share capital, aimed at ensuring resources to pay dividends, interest on equity, or other forms of shareholder remuneration provided by law, as well as for advances, repurchases of shares authorized by law, absorption of losses and, as a final purpose, to be incorporated into the share capital.

b.	Identify the amount allocated to reserves

In 2024, there was no allocation of profits to the R&D programs costing reserve, since the balance of this reserve reached the limit of 5% of the share capital in 2023, considering the provisions of Item I of Article 56 of Petrobras' Bylaws.

In addition, there was no allocation of profits to the capital remuneration reserve in 2024.

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c.	Describe how the amount was calculated

Not applicable.

15.	In the event of profit retention provided for in capital budget
a.	Identify the amount retained

Not applicable.

b.	Provide a copy of the capital budget

Not applicable.

16.	In the event of allocation of profit to the tax incentive reserve
a.	Inform the amount allocated to the reserve

The amount of income allocated to the tax incentive reserve is R$789,956,526.78.

b.	Explain the nature of the allocation

The reserve was constituted through the allocation of a portion of net income resulting from government donations and subsidies for investments, pursuant to article 195-A of the Brazilian Corporation Law. This reserve can only be used to absorb losses or for the purpose of increasing capital.

Refers to the subsidy for investments within the scope of the Superintendencies for Development of the Northeast (SUDENE) and the Amazon (SUDAM).

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ITEM III - Election of 8 (eight) members of the board of directors of petrobras

At the Annual General Meeting of April 25, 2024, eleven (11) members were elected to Petrobras' Board of Directors, 8 (eight) of which were elected through the multiple vote process and 3 (three) through separate election processes.

On May 15, 2024, the Company published a material fact to inform the early termination of Mr. Jean Paul Prates' term as CEO of Petrobras and his resignation as a member of the Company's Board of Directors.

According to a material fact disclosed on May 24, 2024, Petrobras' Board of Directors appointed Ms. Magda Maria de Regina Chambriard as the Company's Board of Directors, an appointment valid until the next Annual General Meeting, pursuant to article 150 of Law No. 6404, of December 15, 1976 (“Brazilian Corporate Law”) and article 25 of Petrobras' Bylaws, and elected her to the position of CEO of the Company.

Furthermore, as disclosed by Petrobras on February 20, 2025, Board Member Marcelo Gasparino da Silva submitted his resignation from the position of Board Member of the Company, with effect from March 20, 2025 or until the eventual appointment of a replacement by the Board of Directors, whichever occurs first.

Therefore, at the Annual General Meeting of April 16, 2025, in accordance with article 141, paragraph 3, of the Corporate Law, a new election will be held for 8 (eight) members of the Board of Directors elected by the multiple vote process, since 3 (three) members were elected separately.

Petrobras has received the following names for its Board of Directors:

Nominated by controlling shareholder:

-	Pietro Adamo Sampaio Mendes;
-	Magda Maria de Regina Chambriard
-	Benjamin Alves Rabello Filho
-	Bruno Moretti
-	José Fernando Coura
-	Rafael Ramalho Dubeux
-	Renato Campos Galuppo
-	Ivanyra Maura de Medeiros Correia

Nominated by minority shareholders for the multiple vote election process, if any:

-	José João Abdalla Filho
-	Aloísio Macário Ferreira de Souza
-	Thales Kroth de Souza

Information regarding the nominees for the Board of Directors, according to items 7.3 to 7.6 of the Reference Form (FRE) (Article 11 of CVM Resolution 81), can be found in Exhibits II and III of this Manual.

The instructions for nominating members of the Board of Directors are outlined in the chapter "Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Petrobras Board of Directors Member", available in this link.

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EXHIBIT II - Candidates nominated by the controlling shareholder for the position of petrobras board member

PIETRO ADAMO SAMPAIO MENDES		CPF (Individual Taxpayer’s ID) ñ	099.100.897-93
Birth date ñ	07/27/1982	Occupation ñ	Federal Public Servant
Governing Body ñ	Board of Directors	Elective position to be held ñ	Chairman
Term of office ñ	until AGM 2026	Nº of consecutive terms ñ	2 - 04/28/2023
RESUME ñññ

Mr. Pietro Adamo Sampaio Mendes has been the President and Member of the Board of Directors of Petrobras since April 2023. He also serves as the National Secretary of Oil, Natural Gas, and Biofuels at the Ministry of Mines and Energy and is a career employee of the National Agency of Petroleum, Natural Gas and Biofuels (ANP), on loan since November 2020. He has over 17 years of experience in the oil, natural gas, and biofuels sector. He completed a postdoctoral fellowship at the Beddie School of Business (Simon Fraser University) in Canada, a doctorate in Chemical and Biochemical Process Technology (CAPES Concept 6) from the Federal University of Rio de Janeiro (UFRJ), an MBA in Strategic and Economic Business Management from the Getulio Vargas Foundation (FGV), an executive postgraduate degree in Oil and Gas from COPPE-UFRJ, a law degree from the Federal University of the State of Rio de Janeiro (UNIRIO), and a bachelor's and teaching degree in Chemistry from the Federal Fluminense University (UFF). He holds a Professional Certification in Anticorruption Compliance (CPC-A).

At the Company of Planning and Logistics S.A. (EPL) and Infra S.A., he served as an Advisor to the Presidency from June 2022 to February 2023, responsible for coordinating the incorporation process of EPL by VALEC for the creation of Infra S.A., working on the necessary documentation for the corporate act, people management, defining strategic planning, and business plan. Between February 2022 and June 2022, he worked at the Ministry of Mines and Energy (MME) as Deputy Secretary of Oil, Natural Gas, and Biofuels, substituting the Secretary during his absences, monitoring fuel supply, particularly diesel, coordinating the Secretariat's expenses, and overseeing the RenovaBio Committee and the Future Fuel Program. Previously at MME, he was the Director of the Biofuels Department from November 2020 to February 2022, coordinating the Future Fuel Program, the RenovaBio Committee, and the Working Group for the insertion of biofuels in the diesel cycle. At the National Agency of Petroleum, Natural Gas and Biofuels (ANP), he served as a Directorate Advisor from May 2018 to November 2020, representing the Agency in public hearings in the National Congress, interministerial working groups, and national and international events. Between October 2017 and May 2018, he was the Deputy Superintendent of Biofuels and Quality of Products, responsible for leading the first stage of RenovaBio regulation related to RenovaCalc and the certification of producers and for leading a mission to the United States on LCFS and RFS.

Mr. Pietro Adamo Sampaio Mendes has declared himself to be a non-independent Counselor according to the criteria set forth in CVM Resolution 80.

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MAGDA MARIA DE REGINA CHAMBRIARD		CPF (Individual Taxpayer’s ID) ñ	673.612.937-00
Birth date ñ	06/30/1957	Occupation ñ	Civil Engineer
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	until AGM 2026	Nº of consecutive terms and 1st term ñ	1 – 05/24/2024
RESUME ñññ

Ms. Magda Maria de Regina Chambriard has been a member of the Board of Directors and President of Petrobras since May 24, 2024.

Ms. Magda Chambriard holds a master's degree in Chemical Engineering from COPPE/UFRJ (1989) and a Civil Engineering degree from UFRJ (1979), with specializations in Reservoir Engineering and Formation Evaluation and in Oil and Gas Production at what is now known as Universidade Petrobras. She has taken various courses related to oil and gas production, including Development of Management in Production Engineering, Contract Negotiation for Exploration and Production, Negotiation Qualification in the Oil Industry, Risk Management, Accounting, Management, Leadership, and Development for the Board of Directors. She began her career at Petrobras in 1980, consistently working in the Production area, where she accumulated knowledge in all production areas in Brazil. She was seconded to ANP to take on the advisory role for the Exploration and Production Directorate in 2002, when she worked as a business consultant for E&P in Petrobras’s New Business area. At ANP, shortly after assuming the advisory role, she also took over the superintendencies of Exploration and Block Definition, aimed at bidding rounds. She was responsible for implementing the ANP's Multi-Year Plan for Geology and Geophysics, which resulted in the collection of essential data for the success of bids in new frontier sedimentary basins. She took over the ANP Directorate in 2008 and the General Directorate in 2012, having led the creation of the Superintendency of Safety and Environment, the Superintendency of Information Technology, the studies and preparation of contracts and notices, and the technical studies that culminated in the first bidding round for the pre-salt, in addition to traditional bidding under the concession regime. She was responsible for the areas of Audit, Corregedoria, Legal Affairs, Bidding Promotion, Supply, Fuel Distribution and Resale Oversight, Human Resources, Administrative-Financial matters, Government Relations, as well as those related to the Exploration and Production segment.

In June 2024, she became President of the Board of Directors of the Brazilian Institute of Oil and Gas - IBP. She has also been a member of the Board of Directors of Petrobras Transporte S.A. - TRANSPETRO since January 2025.

Ms. Magda Maria de Regina Chambriard has declared herself to be a non-independent Board member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, in the Listing Regulation of Level 2 Corporate Governance, and in CVM Resolution 80.

Shareholder Meetings	33

BRUNO MORETTI		CPF (Individual Taxpayer’s ID) ñ	086.900.457-32
Birth dateñ	07/06/1980	Occupation ñ	Federal Public Servant
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	until AGM 2026	Nº of consecutive terms and 1st term ñ	2 – 04/28/2023
Current Committees member ñññ
Governing Body ñ	Investment Committee	Elective position held ñ	Committee Member
Date of election ñ	07/26/2024	Date of possession ñ	07/26/2024
Term of office ñ	2024/2026	He was elected by the controller ñ	Not applicable
RESUME ñññ

Mr. Bruno Moretti holds a degree in economics from the Federal Fluminense University (UFF), a master's degree in Industrial Economics from the Federal University of Rio de Janeiro (UFRJ), a PhD in Sociology from the University of Brasília (UnB), and a postdoctoral fellowship in Sociology from UnB. He is currently a doctoral candidate in Economic Development at the State University of Campinas (Unicamp). He began his career as a Planning and Budget Analyst at the Ministry of Planning in 2004. Between 2009 and 2012, he served as Director of the Strategic Planning and Investments Secretariat. From 2013 to 2014, he worked as an Advisor to the Executive Secretariat of the Ministry of Planning and was an alternate member of the Deliberative Council of the Federal Public Servants Complementary Pension Fund (Funpresp). Between 2013 and 2015, he served on the Board of Directors and Fiscal Council of the Brazilian Hospital Services Company (EBSERH). He was Director and Substitute Executive Secretary of the Executive Secretariat of the Ministry of Health between 2014 and 2015. From 2015 to 2016, he served as Deputy Executive Secretary of the Civil House of the Presidency of the Republic. He was a Technical Advisor in the Federal Senate, focusing on Economics, Infrastructure, Fiscal Policy, and Public Budget from 2017 to 2022. He is currently the Special Secretary for Government Analysis at the Civil House of the Presidency of the Republic, a member of the Board of Administration, and a Member of the Investment Committee of Petrobras.

Mr. Bruno Moretti has declared himself to be a non-independent Counselor according to the criteria set forth in CVM Resolution 80.

Shareholder Meetings	34

RAFAEL RAMALHO DUBEUX		CPF (Individual Taxpayer’s ID) ñ	041.323.794-00
Birth date ñ	06/04/1982	Occupation ñ	Federal Public Servant
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	until AGM 2026	Nº of consecutive terms and 1st term ñ	1 – 04/26/2024
Current Committees member ñññ
Governing Body ñ	Investment Committee	Elective position held ñ	Committee Member
Date of election ñ	07/26/2024	Date of possession ñ	07/26/2024
Term of office ñ	2024/2026	He was elected by the controller ñ	Not applicable
1st term ñ	26/07/2024
RESUME ñññ

Mr. Rafael Ramalho Dubeux is the Deputy Executive Secretary of the Ministry of Finance. He received his doctorate in International Relations from the University of Brasília (UnB) (Institute of International Relations (IREL)/UnB, 2015) and a master's degree in the same program (IREL/UnB, 2009), as well as a degree in Law from the Federal University of Pernambuco (Law School of Recife/UFPE, 2004). He was a Visiting Researcher at the University of California, Berkeley, and a member of the Executive Committee of the Berkeley Humanities and Social Sciences Association - HSSA (UC Berkeley, 2013). He has been a professor in the postgraduate program at the Brasiliense Institute of Public Law (IDP) and participates in the research group at UnB called International System in the Anthropocene and Global Climate Change. He has been part of the career of Union Attorney since 2005 and has held various positions in public administration, including Secretary of Economic Development, Science, Technology, and Innovation for the City of Recife (under Mayor João Campos), Chief of Special Advisory to the Minister of Finance, Deputy Chief for Legal Affairs at the Civil House of the Presidency of the Republic, Deputy Chief for Parliamentary Affairs at the Presidency of the Republic, and Deputy Legal Consultant for the Ministry of Science, Technology, Innovations, and Communications. He has served on the Administrative Council of Porto Digital, Parqtel (Technology Park for Electronics and Associated Technologies of the State of Pernambuco), and Aries (Recife Agency for Innovation and Strategy). He is the author of the books "Development and Climate Change" and "Innovation in Brazil and South Korea" (both published by Editora Juruá) and co-author of "Legal Framework for Science, Technology, and Innovation in Brazil" (Editora JusPodivm). In addition to being a Board Member, he is also a Member of the Investment Committee of Petrobras.

Mr. Rafael Ramalho Dubeux has declared himself to be an independent Counselor according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, in the Listing Regulation of Level 2 Corporate Governance, and in CVM Resolution 80.

Shareholder Meetings	35

RENATO CAMPOS GALUPPO		CPF (Individual Taxpayer’s ID) ñ	027.369.636-01
Birth date ñ	03/13/1977	Occupation ñ	Lawyer
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	until AGM 2026	Nº of consecutive terms and 1st term ñ	2 – 01/26/2024
Current Committees member ñññ
Governing Body ñ	People Committee	Elective position held ñ	Chairman
Date of election ñ	07/26/2024	Date of possession ñ	07/26/2024
Term of office ñ	2024/2026	He was elected by the controller ñ	Not applicable
1st term ñ	01/26/2024
RESUME ñññ

Mr. Renato Campos Galuppo has been a lawyer for over twenty years, with extensive experience in litigation and advisory in electoral and criminal matters. He holds a law degree from the Federal University of Ouro Preto (2002), is a specialist in Criminal Law and Criminal Procedure from Centro Universitário UNA (2020), and has a postgraduate degree in Economic Criminal Law from the European Institute of Criminal and Economic Law at the Faculty of Law of the University of Coimbra/IBCCRIM (2021). He served as a legal advisor in the Chamber of Deputies from 2007 to 2021. He was a member of the Board of Directors of Pré-Sal Petróleo S.A. (PPSA) from July 2023 to January 2024. He has been a member of the Board of Directors of Petrobras since January 2024 and is currently the President of the People Committee.

Mr. Renato Campos Galuppo has declared himself to be an independent Counselor according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, in the Listing Regulation of Level 2 Corporate Governance, and in CVM Resolution 80.

Shareholder Meetings	36

BENJAMIN ALVES RABELLO FILHO		CPF (Individual Taxpayer’s ID) ñ	600.475.696-20
Birth date ñ	08/18/1962	Occupation ñ	Lawyer
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	2024-2026	Nº of consecutive terms and 1st term ñ	0
Current Committees member ñññ
Governing Body ñ	Investment Committee	Elective position held ñ	Chairman
Date of election ñ	07/26/2024	Date of possession ñ	07/26/2024
Term of office ñ	2024/2026	He was elected by the controller ñ	Not applicable
1st term ñ	06/01/2023
RESUME ñññ

Mr. Benjamin Alves Rabello Filho holds a degree in Law from the Faculty of Law of the Federal University of Minas Gerais (1986), a degree in Business Administration - Foreign Trade from Centro Universitário UNA (1985), and a Master's degree in Law from the Federal University of Minas Gerais (1999). He is also a postgraduate in Marketing Management from UNA-BH (1987) and in Constitutional Law from the Faculty of Law of UFMG (1993). Currently, he serves as a Member of the Board of Directors of the National Electric System Operator (ONS) (since May 2024), Chairman of the Investment Committee of the Petrobras Board of Directors (since June 2023), Special Advisor to the Presidency of Indústrias Nucleares do Brasil (INB) (since June 2023), practices law in his own office (since November 1986), and is a Full Professor of Constitutional Law, Administrative Law, and General Theory of the State at the Military Police Academy of Minas Gerais (since February 1989).

He was an Assistant Professor of Public International Law, General Theory of the State, and Constitutional Law at PUC-Minas (2001-2022); Assistant Professor of Constitutional Law I and Electoral Law at Faculdade Promove (2010-2020); Advisor to Justice Pedro Aleixo Neto at the Court of Justice of Minas Gerais (2015-2016); Business Director of the Official Press of Minas Gerais (2013-2015); and Presiding Judge of the Regional Electoral Court of Minas Gerais (2009-2011).

Mr. Benjamin Alves Rabello Filho has declared himself a non-independent Board Member according to the criteria set forth in CVM Resolution 80.

Shareholder Meetings	37

IVANYRA MAURA DE MEDEIROS CORREIA		CPF (Individual Taxpayer’s ID) ñ	009.092.797-48
Birth date ñ	10/23/1967	Occupation ñ	Engineer
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	2024-2026	Nº of consecutive terms and 1st term ñ	0
RESUME ñññ

Ms. Ivanyra Maura de Medeiros Correia was elected as one of the leading executives in Latin America by the Latin Business Chronicle. She has extensive experience in Board of Directors, Fiscal Council, Audit Committee, and Risk Committee roles in publicly traded, family-owned, multinational, and state-owned companies. Her academic background includes an MBA from The Wharton School/University of Pennsylvania (1996-1998) and a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ, 1990). She holds certifications as a Board Member and Fiscal Council Member from IBGC (since 2016) and is fluent in English and Spanish.

Currently, she represents Brazil on the PIOB, an international oversight body for international auditing standards, guidelines for the International Auditing and Assurance Standards Board (IAASB), and the International Ethics Standards Board for Accountants (IESBA). She is also a Member of the Audit Committee of HSBC Bank, the Finance, Audit, and Risk Committee of Grupo Baumgart, and the Audit and Risk Committee of Eletronuclear.

She has served as a Board Member for Serpro, Mapfre Seguros, Zurich Reinsurance, IBEF, and as an alternate Board Member for Invepar. Additionally, she has held Fiscal Council positions at Bradesco, Statkraft (Europe's largest renewable energy producer), Brasiliana/AES, and as an alternate Fiscal Council Member for Tecnisa. She was also a Member of the Audit and Risk Committees for Mapfre Seguradora and Mapfre Resseguradora.

Her executive experience includes the following positions: Chief Financial Officer/Statutory Officer at Zurich Insurance, Penske/GE, FNAC, and BBM Logistics; General Finance Manager for Votorantim Cimentos, Metais e Internacional; Vice President for Latin America at Bank of America; and Financial Superintendent for Latin America at Grupo Amanco.

Ms. Ivanyra Maura de Medeiros Correia has declared herself an independent Board Member according to the criteria established in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Regulations, and CVM Resolution 80.

Shareholder Meetings	38

JOSÉ FERNANDO COURA		CPF (Individual Taxpayer’s ID) ñ	254.424.066-00
Birth date ñ	07/23/1954	Occupation ñ	Mining Engineer
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	2024-2026	Nº of consecutive terms and 1st term ñ	0
RESUME ñññ

PROFILE

- Born in Dom Silvério, Minas Gerais, Brazil.

- Metallurgical Technician from the Federal Technical School of Ouro Preto and Mining Engineer from the School of Mines and Metallurgy of the Federal University of Ouro Preto – MG, class of 1976 (the centennial year), with additional training in Strategic Planning, Industrial Management, Technology, and specialization courses in Mineral Economics.

- "Strategic Management for Business Leaders," INSEAD, Fontainebleau, France – 2014.

PROFESSIONAL BACKGROUND

Federation of Industries of the State of Minas Gerais – FIEMG – current days

- Vice President of FIEMG

- President of SINDIEXTRA – Mineral Industry Union of Minas Gerais

- Board Member of COMIN – Mining Thematic Council of CNI.

National Class Entities – 2012 / 2017

- Former President of SINFERBASE – National Union of Iron and Basic Metals Extraction Industry

- Former CEO of IBRAM – Brazilian Mining Institute

State Secretariat of Mines and Energy of Minas Gerais – Jan/1999 to May/2001

- Deputy Secretary of State for Mines and Energy

Other Contributions

- Member of the Board of Trustees of the Gorceix Foundation

- Member of the Board of Trustees of the Biodiversitas Foundation

AVG Siderurgia Ltda

- Executive Director

WORKS AND PUBLICATIONS

- President of the WMC – World Mining Congress – 2016.

- "Mining in Brazil" – presented at AMM in Astana, Kazakhstan – 2014.

- "Aerogeophysical Survey of Minas Gerais" – presented at the 12th International Mining Symposium in Belo Horizonte and published in the December 2000 edition of Minérios Magazine.

- "Use of Computers in the Jarí Kaolin Mine" – presented at the 13th World Mining Congress in Stockholm, Sweden – 1987, and published in the 1987 edition of Brasil Mineral magazine.

Shareholder Meetings	39

- "Geology of Jarí Kaolin" – presented at the 34th Brazilian Congress of Geology in Goiânia – 1986.

- "Excursionist and Speleological Society (SEE)" – published in the October 1976 edition of the School of Mines Magazine.

- "Speleological Province of Januária" – presented at the 10th National Speleology Congress – 1975.

- "Chronological Essay of Pioneers of Brazilian Geology" – published in the October 1975 issue of the School of Mines Magazine.

HONORS

- Hugo Werneck Award for Best Environmental Partner – 2016

- Industrial Merit Award from CNI – National Confederation of Industry – 2016

- Tancredo Neves Trophy – 2016

- Honorary Firefighter of CBMMG, receiving the historical helmet of the corporation – 2015

- Grand Collar from the Belo Horizonte City Council – 2013

- Juscelino Kubitschek Medal of Merit for Minas Gerais Development – 2013

- Distinguished Alumnus of the School of Mines of Ouro Preto – 2014

- "This is How It's Done" Trophy – Conexão Empresarial in Araxá – 2013

- "Economy and Development of Minas" Exemplary Award by TV Globo

- Honorary Citizen of the States of Pará and Espírito Santo – 2013

- Honorary Citizen of Paracatu – MG – 2012

- Industrial Merit Award from FIEMG – Federation of Industries of Minas Gerais – 2011

- SENAI "José Fernando Coura" Inauguration in São Gonçalo do Rio Abaixo – 2010

- Honorary Citizen of Santa Bárbara – MG – 2010

- Santos Dumont Medal from the Government of Minas Gerais, awarded in 2004 (Bronze), 2010 (Silver), and 2013 (Gold)

- Medal of Inconfidência from the Government of Minas Gerais in 2000 and Promotion in 2010

- Padre Mendes Merit Medal – Outstanding Graduate Award from the Federal Technical School of Ouro Preto – 2009

- Grand Medal of São Gonçalo do Rio Abaixo – 2008

- Paulo Camilo de Oliveira Penna Relations Medal – Association of Economists of Minas Gerais – 2008

- Juscelino Kubitschek Medal of Honor – Government of Minas Gerais – September 2007

- Honorary Citizen of Barão de Cocais/MG – 2007

- Order of Merit Medal of Emperor D. Pedro II – CBMMG – 2007

- Honorary Citizen of João Monlevade/MG – 2006

- Order of Legislative Merit Medal of Minas Gerais – 2005

- Honorary Citizen of Uberlândia – April 2004

- Carlos Drummond de Andrade Trophy – Special Centennial Edition

- Honorary Citizen of Itabira – 2001

- Emeritus Friend of the Polícia Militar of Minas Gerais – November 2000

- Emeritus Collaborator of the Army – awarded by the Eastern Military Command, Ministry of the Army, on 25/08/1994

- Friend of the Navy Commendation – awarded by the 4th Naval District, Ministry of the Navy, in Belém – PA, on 13/12/1987

- Military Merit Medal of the Fire Department – Honorary Firefighter Commendation – October 2014

Mr. José Fernando Coura declared himself an independent Board Member according to the criteria established in Article 36, §1 of Decree No. 8,945/2016, the Nível 2 Corporate Governance Listing Regulations, and CVM Resolution 80.

Shareholder Meetings	40

According to statements made by the nominees themselves, the above candidates:

-	They have not been subject, in the last 5 years, to any criminal conviction, conviction in an administrative process of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or any final conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified them from practicing any professional or commercial activity.
-	They do not have a marital relationship, stable union or kinship that may be reported in accordance with item 7.5 of the Reference Form, as per Annex C of CVM Resolution 80.
-	In compliance with item 7.6 of the Reference Form, as per Annex C of CVM Resolution 80, the candidates have informed the following relationships of subordination, provision of service or control maintained, in the last 3 fiscal years, between the nominees and:
a)	a company directly or indirectly controlled by Petrobras:

Not applicable

b)	direct or indirect controller of Petrobras:

i-	Mr. Pietro Adamo Sampaio Mendes informed that he is subordinate to the Controller of Petrobras, since he holds the position of National Secretary for Petroleum, Natural Gas and Biofuels at the Ministry of Mines and Energy;
ii-	Mr. Bruno Moretti informed that he is subordinate to the Controller of Petrobras, since he holds the position of Special Secretary for Governmental Analysis of the Presidency of the Republic;
iii-	Mr. Rafael Ramalho Dubeux informed that he is subordinate to the Controller of Petrobras, since he holds the position of Deputy Executive Secretary of the Ministry of Finance;

c)	supplier, client, debtor or creditor of Petrobras, its subsidiaries or the controller or subsidiaries of any of these people:

Not applicable

The Company's internal governance procedures regarding the nominees' compliance with the legal, regulatory and statutory requirements and prohibitions, as well as the applicable independence criteria, are still in progress, as there has not been enough time for the proper internal addressing. Prior to the Meeting, the minutes of the meetings of the People Committee and the Board of Directors which will assess this framework will be available on the Company's website:

https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/

Shareholder Meetings	41

EXHIBIT III - Candidates nominated by non-controlling shareholders for the position of petrobras board member

JOSÉ JOÃO ABDALLA FILHO		CPF (Individual Taxpayer’s ID) ñ	245.730.788-00
Birth date ñ	05/30/1945	Occupation ñ	Banker
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	2 – 04/14/2022
Current Participation in Committees ñññ
Governing Body ñ	Comitê de Investimentos	Elected position held ñ	Committee Member
Election date ñ	07/26/2024	Inauguration date ñ	07/26/2024
Term of office ñ	2024/2026	Elected by the controlling shareholder ñ	Not applicable
1st Mandate ñ	09/21/2022
Governing Body ñ	Minority Committee	Elected position held ñ	Committee Member
Election date ñ	08/30/2024	Inauguration date ñ	08/30/2024
Term of office ñ	2024/2026	Elected by the controlling shareholder ñ	Not applicable
1st Mandate ñ	30/08/2024
RESUME ñññ
Shareholder Meetings	42

Mr. José João Abdalla Filho, also known as Juca Abdalla, through his investment vehicles, is one of the largest individual long-term investors on B3, with investments exceeding BRL 20 billion, focusing on the Oil and Gas, Energy, and Mining sectors, maintaining positions held for over 10 years. He is currently a Member of the Board of Directors, a Member of the Investment Committee, and a Member of the Minority Committee at Petrobras. Since 2019, he has been a Member of the Board of Directors of Companhia Energética de Minas Gerais – CEMIG. He was also a member of the Board of Directors of Transmissora Aliança de Energia Elétrica – TAESA (2019 – 2022) and an Alternate Member of the Board of Directors at Naturgy Brasil (2015 – 2022). These experiences provide an important background in the Energy and Oil and Gas sectors, with a focus on respecting the interests of all stakeholders, particularly in state-controlled companies. With an emphasis on controlling operational costs, disciplined capital allocation, and returns commensurate with the risks assumed by all stakeholders, especially the companies' shareholders, always with a long-term perspective, Board Member Juca seeks to support the Management’s performance in the best possible way. Additionally, Board Member Juca is the CEO of Banco Clássico S.A. (1989 – present); Agro Imobiliária Primavera S.A. Brasil (March 17, 1975 – present); Dinâmica Energia S.A. (October 14, 2005 – present); Navegação Porto Morrinho S.A. (September 25, 2009 – present); Socal S.A. Mineração e Intercâmbio Comercial e Industrial; and Agro Imobiliária Primavera S.A. (October 18, 1968 – present).

Mr. José João Abdalla Filho has declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, in the Level 2 Corporate Governance Listing Rules, and in CVM Resolution 80.

ALOÍSIO MACÁRIO FERREIRA DE SOUZA		CPF (Individual Taxpayer’s ID) ñ	540.678.557-53
Birth date ñ	04/10/1960	Occupation ñ	Accountant
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	0
RESUME ñññ

Mr. Aloisio Macário Ferreira de Souza holds a Bachelor's degree in Accounting. He has an MBA in Commercial and Investment Bank Management from the CITIBANK Corporate University – USA, an MBA in Advanced Business Valuation Modeling – LLM in International Business, and an MBA in Complementary Pension Plans – Coppead/UFRJ. He holds certifications from IBGC – Brazilian Institute of Corporate Governance for acting in Fiscal and Administrative Boards. He has served as Vice President of Human Resources and Information Technology at USIMINAS, Coordinator of the Rio Chapter of IBGC, Corporate Governance and Minority Stake Management Officer at PREVI, Coordinator of the Asset Analysis and Valuation Division at BB-DTVM, Advisor in the International Area of BANCO DO BRASIL, Member of the Board of Directors at GASMIG, USIMINAS, and CPFL Energia, Fiscal Council Member at BANCO DO BRASIL, ETERNIT, ELETROBRAS, and CELESC, and Member of the Statutory Audit Committee of CELESC. Currently, he is a Member of the Board of Directors at CEMIG, Fiscal Council Member at NORTE ENERGIA, Member of the Audit Committee at VIVEST, and Alternate Member of the Fiscal Council at PETROBRAS.

Mr. Aloisio Macário Ferreira de Souza has declared himself an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, in the Level 2 Corporate Governance Listing Rules, and in CVM Resolution 80.

Shareholder Meetings	43

THALES KROTH DE SOUZA		CPF (Individual Taxpayer’s ID) ñ	039.521.310-08
Birth date ñ	07/04/1995	Occupation ñ	Administrator
Governing Body ñ	Board of Directors	Elective position to be held ñ	Board Member
Prazo do mandato ñ	until AGM 2026	consecutive terms and 1st term ñ	0
RESUME ñññ

Mr. Thales Kroth de Souza holds degrees in Financial Management from UNISINOS and in Business Administration from ULBRA, as well as postgraduate qualifications including an MBA in Business Intelligence from ULBRA, a Specialization in Cooperative Society Board Membership from UCS, an MBA in Finance and Financial Education from UNISINOS, and an MBA in Strategic People Management from FEEVALE. He has also completed three advanced courses in the educational field and earned 28 master's credits, along with a Board Member certification from PUC-PR. Currently, Mr. Thales Kroth de Souza is a researcher in the areas of management, governance, strategy, finance, and technology, as well as a Financial Analyst at Top Cold and Partner & CEO at Eu Acionista. He also has experience in the financial and strategic areas in industries, banks, asset management firms, service companies, facilities, and IT.

Key roles and expertise: Credit and collections management, strategic planning, governance, control of financial activities, operational policies, administrative and financial management, accounts payable and receivable, investment management, corporate asset management, coordination of treasury, financing, and billing activities, implementation of financial, tax, bookkeeping, and tax processes, credit, collection, and registration analysis, budget monitoring, budget execution tracking reports, managerial cost and risk reports, and leadership of economic-financial studies.

Mr. Thales Kroth de Souza has declared himself an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, in the Level 2 Corporate Governance Listing Rules, and in CVM Resolution 80.

According to statements made by the nominees themselves, the above candidates:

-	They have not been subject, in the last 5 years, to criminal conviction, conviction in an administrative proceeding by the CVM, or a final and binding conviction in judicial or administrative spheres that has suspended or disqualified them from engaging in professional or commercial activities.
-	The candidate Mr. José João Abdalla Filho was, in the last five years, subject to a conviction in an administrative proceeding by the CVM (CVM Administrative Sanctioning Proceeding RJ2014/10630), which is already final and binding. However, it did not suspend or disqualify him from engaging in any professional or commercial activity.
-	They do not have marital relationships, stable unions, or kinships subject to disclosure in accordance with item 7.5 of the Reference Form, as per Annex C of CVM Resolution 80.
-	In compliance with item 7.6 of the Reference Form, as per Annex C of CVM Resolution 80, the candidates have disclosed the following relationships of subordination, service provision, or control maintained in the last three fiscal years between the nominees and:
a.	a company directly or indirectly controlled by Petrobras:

Not applicable

b.	direct controller of Petrobras:

Not applicable

Shareholder Meetings	44

c.	supplier, client, debtor, or creditor of Petrobras, its subsidiaries, or the controller or subsidiaries of any of these entities:

Not applicable

The Company's internal governance procedures regarding the compliance of the nominees with legal, regulatory, and statutory requirements and restrictions, as well as applicable independence criteria, are still underway due to insufficient time for proper internal review. Prior to the General Meeting, the minutes of the meetings of the People Committee and the Board of Directors that will evaluate such compliance will be available on the Company's website:

https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/

Shareholder Meetings	45

ITEM IV - Resolution on the independence of board of directors members elected at the annual general meeting

Pursuant to article 18, paragraph 5 of Petrobras' Bylaws, the Board of Directors must be composed of at least 40% (forty percent) independent members, this percentage being applied to the total number of Directors, and the independence criteria must comply with the terms of article 22, paragraph 1, of Law 13. 303/2016, article 36, paragraph 1, of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Regulations, as well as CVM Resolution No. 80, of March 29, 2022 (“CVM Resolution 80”), with the most stringent criterion being obeyed in the event of any divergence between the rules.

Article 7, caput, of Exhibit K of CVM Resolution 80, provides that the characterization of the nominee to the Board of Directors as an independent member shall be decided by the General Meeting, which can base its decision on the nominee's statement submitted to the Board of Directors and on the opinion of the Company's Board of Directors, as to whether or not the candidate meets the independence criteria.

Ms. Magda Maria de Regina Chambriard declared that she is a non-independent Board Member according to the criteria contained in article 36, paragraph 1 of Decree No. 8,945/2016, in the Level 2 Corporate Governance Listing Regulations and in CVM Resolution 80.

Mr. Pietro Adamo Sampaio Mendes, Mr. Bruno Moretti and Mr. Benjamin Alves Rabello Filho declared that they were non-independent Board Members according to the criteria contained in CVM Resolution 80.

Ms. Ivanyra Maura de Medeiros Correia and Mr. Renato Campos Galuppo, Rafael Ramalho Dubeux, José Fernando Coura, José João Abdalla Filho and Aloísio Macário Ferreira de Souza declared that they are independent Board Members according to the criteria contained in article 36, paragraph 1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Regulations and CVM Resolution 80.

The Company's internal governance procedures for analyzing whether the nominees meet the applicable independence criteria are still in progress, as there has not been enough time for them to be properly addressed internally. Before the Shareholders' Meeting, the minutes of the meetings of the People Committee and the Board of Directors, which will analyze such compliance, will be available on the Company's website:

https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/

The declarations of independence of the nominees can be found at the following link.

According to the sole paragraph of Article 7 of Exhibit K of CVM Resolution 80, the resolution by the General Meeting on the characterization of the appointee to the Board of Directors as an independent member shall not apply to nomination of candidates for members of the Board of Directors who do not meet the deadline for inclusion of candidates in voting form, as provided for in the regulations issued by the CVM on remote voting.

Shareholder Meetings	46

ITEM V - Election of the chairman of petrobras’ board of directors

The controlling shareholder appointed Mr. Pietro Adamo Sampaio Mendes as Chairman of the Board of Directors.

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ITEM VI - Proposal to set the fiscal council at 5 (five) members

Article 44 of Petrobras’ Bylaws establishes that the Fiscal Council, which is permanent, shall be composed of up to 5 (five) members and an equal number of alternates. Paragraph 1 of Article 161 of Law 6,404/76 establishes that the Fiscal Council shall be composed of at least 3 (three) and at most 5 (five) members and an equal number of alternates, shareholders or not, elected at the General Meeting.

Management proposes to maintain the Fiscal Council with 5 (five) sitting members and an equal number of alternates.

Shareholder Meetings	48

ITEM VII - Election of the fiscal council members and their respective alternates

Petrobras received the following names to compose the Fiscal Council:

From the controlling shareholder:

-	Viviane Aparecida da Silva Varga (Principal)
-	David Rebelo Athayde (Alternate)
-	Cristina Bueno Camatta (Principal)
-	Sidnei Bispo (Alternate)
-	Daniel Cabaleiro Saldanha (Principal)
-	Gustavo Gonçalves Manfrim (Alternate)

From shareholders holding common shares:

-	Ronaldo Dias (Principal)
-	Ricardo José Martins Gimenez (Alternate)

From shareholders holding preferred shares:

-	Reginaldo Ferreira Alexandre (Principal)
-	Aristóteles Nogueira Filho (Alternate)

Information regarding the nominees for the Fiscal Council, according to items 7.3 to 7.6 of the Reference Form (FRE) (Article 11 of CVM Resolution 81), can be found in Exhibits IV and V of this Manual.

The instructions for nominating members of the Fiscal Council and their respective alternates are outlined in the chapter "Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Petrobras Fiscal Council Member", available at the link.

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EXHIBIT IV - Candidates nominated by the controlling shareholder for the position of petrobras fiscal council member

VIVIANE APARECIDA DA SILVA VARGA		CPF (Individual Taxpayer’s ID) ñ	953.009.376-49
Birth date ñ	02/06/1975	Occupation ñ	Economist
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Fiscal Council Member (principal)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	2 – 04/28/2023
RESUME ñññ

She holds a degree in Economics from the University of Brasília (UnB), a master's degree, and a doctorate in Economics from the Federal University of Rio de Janeiro (UFRJ). She has experience in public finance, fiscal management, public debt financing and administration, and macroeconomic analysis. She has been a career civil servant at the National Treasury since 1995, holding the position of Federal Auditor of Finance and Control. She has worked in various areas within the STN, performing different technical and management roles. She started her career in the Public Debt Area, worked in the Undersecretariat of Fiscal Management, the Undersecretariat of Strategic Planning for Fiscal Policy, and was the Head of the Economic Advisory, Legislative Affairs, and Communication Office of the National Treasury. She has served as a Fiscal Councilor for different federal state-owned companies and is currently the Chair of the Fiscal Council of Petrobras. As a female leader, she was a pioneer in developing projects to encourage women's participation in high management and influence positions within the Treasury, leading innovations to achieve this goal, some of which have inspired adoption in other institutions.

Ms. Viviane Aparecida da Silva Varga has declared herself not to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulations.

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DAVID REBELO ATHAYDE		CPF (Individual Taxpayer’s ID) ñ	634.832.701-91
Birth date ñ	12/16/1976	Occupation ñ	Electrical Engineer
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Fiscal Council Member (alternate)
Term of office ñ	auntil AGM 2026	Number of consecutive terms and 1st term ñ	0 - 04/17/2025
RESUME ñññ

Federal Auditor of Finance and Control at the National Treasury Secretariat since 2015. He was the General Coordinator of Investor Relations and Undersecretary of Economic Law at the Economic Policy Secretariat of the Ministry of Finance/Economy from 2019 to 2021. Since 2021, he has served as the Undersecretary of Strategic Planning for Fiscal Policy at the National Treasury Secretariat.

Mr. David Rebelo Athayde has declared himself not to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulation.

CRISTINA BUENO CAMATTA		CPF (Individual Taxpayer’s ID) ñ	034.750.086-29
Birth date ñ	11/25/1977	Occupation ñ	Lawyer
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Fiscal Council Member (principal)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	2 – 04/28/2023
RESUME ñññ

She holds a degree in Law from the Federal University of Minas Gerais and is currently pursuing an MBA in Electrical Sector Regulation at the Brazilian Institute of Education, Development, and Research (IDP). She is a Federal Public Servant and has been serving as a Federal Police Delegate since 2003. She has experience in the field of Law, with an emphasis on Public Law. Currently, she is on assignment to the Ministry of Mines and Energy, where she serves as a Special Advisor to the Minister.

Ms. Cristina Bueno Camatta has declared herself to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulations.

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SIDNEI BISPO		CPF (Individual Taxpayer’s ID) ñ	949.312.598-04
Birth date ñ	02/01/1955	Occupation ñ	Electronic Engineer
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Fiscal Council Member (alternate)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	2 – 04/28/2023
RESUME ñññ

He holds a degree in Electronic Engineering from the Mauá Engineering School in São Paulo and an MBA in Business Administration from FGV-SP. He has specializations in Strategic Planning and Public Policies from ADESG-USP (Association of Graduates of the Superior War School/USP). He is a specialist in Electronic Security from MAGAL Security System in Israel, Telecommunications from FAAP/SP, and Energy Efficiency from CEMIG. He also has a specialization in Enterprise Risk Management from the University of Chicago. He is trained as a Board Member and Fiscal Councilor by IBGC (Brazilian Institute of Corporate Governance) in São Paulo and by FDC (Fundação Dom Cabral) in Belo Horizonte. He has training as a Judicial Mediator from the CNJ of Paraíba and a specialization in Board of Directors from Fundação Getúlio Vargas. Currently, he serves as the Director of Management and Administration at Eletronuclear S.A., overseeing personnel, information and communication technology, procurement, and infrastructure engineering. He previously acted as the Director of Engineering at Furnas Centrais Elétricas S.A., responsible for project implementation solutions in generation (hydroelectric, wind, and photovoltaic) and engineering solutions in transmission lines and substations. He was responsible for the Green Hydrogen Generation Innovation Project for the metallurgy, steel, mobility, and agribusiness sectors; managed the environmental licensing area for projects and implementations, coordinating all actions for management and monitoring of environmental conditions; and oversaw the implementation of works and solutions exceeding R$ 6 billion for the period of 2023 to 2027. He served as a Board Member for Brazil Ventos S.A. (renewable energies) and São Manoel Energy Company S.A. (hydroelectric plant). In the public sector, he held positions such as: Municipal Secretary of Planning and Coordinator of the Budget and Financial Coordination Board in the city of Ipatinga – MG (2021); Municipal Secretary of Planning in the municipality of Santa Rita in the state of Paraíba (2017/18); Municipal Secretary of Planning and Management in the Municipality of Belo Horizonte (2014/16); representative of the mayor of Belo Horizonte on the Metropolitan Development Council of RMBH; Board Member of PBH Ativos S.A and URBEL – Urbanizadora de Belo Horizonte; and as a Fiscal Councilor at Belotur (municipal tourism and culture company), BHTrans (municipal urban mobility company), Prodabel (municipal data processing company), Odilon Behrens Hospital (state reference municipal hospital), and Sudecap (superintendency for the development of the capital) between 2012/16. He was Superintendent of the SLU – Urban Cleaning Superintendency of BH (2012/14) and Director of Networks and Voice at Prodabel – BH Information and IT Company (2012). In the private sector, he worked as a professor and coordinator of postgraduate courses in Strategic Planning and Public Management. He held various leadership and management positions: Energys8 S.A. (renewable wind and solar energy) – executive director in 2011, conducting the first R&D project in photovoltaic energy in partnership with Chesf for the city of Petrolina; Senergy Sistemas de Energia Ltda (a SIEMENS company) from 2007 to 2011 – a software development company for managing electrical quantities, where he served as president, vice president, and technical director; Nansen S.A. – MG (energy measurement) from 2007 to 2011 – worked on diversifying the company into the oil & gas sectors, serving as director of new business; Soluziona S.A. – SP (Infrastructure and Security Division) from 2004 to 2007 – served as executive director of the Business Unit for electronic security solutions focused on the energy sector, notably implementing detection and intrusion prevention systems for nuclear plants Athucha I and II; High Security S.A. from 2002 to 2004 – executive director for electronic security solutions for ports, airports, and power plants; Construtel Projetos e Construções Ltda – SP from 1989 to 2002 – general director of the São Paulo business unit, responsible for projects to implement and maintain telephone network lines and cellular systems and telecommunications; Brasilinvest Informática e Telecomunicações S.A. from 1987 to 1989, where he served as technical and market director. He was the chief engineer for the nationalization projects of Electronic PABX and Key-systems at Nec do Brasil S.A from 1978 to 1989. He has been a member and director of various class associations, notably in ADESG-SP (Association of Graduates of the Superior War School) and in several Thematic Councils at Fiemg.

Mr. Sidnei Bispo has declared himself to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulation.

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DANIEL CABALEIRO SALDANHA		CPF (Individual Taxpayer’s ID) ñ	072.210.716-16
Birth date ñ	03/18/1986	Occupation ñ	Lawyer
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Fiscal Council Member (principal)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	2 – 04/28/2023
RESUME ñññ

He holds a Bachelor’s degree in Law from the Law School of the Federal University of Minas Gerais, where he was awarded the Barão do Rio Branco and Francisco Brant Prizes. He also earned a Master’s and a Doctorate in Law from the same institution. He is a State Attorney for Minas Gerais. He served as Undersecretary of Institutional Relations for the Government of the State of Minas Gerais and was the Chief Attorney of the Strategic Demands Prosecutor's Office. He is currently a Fiscal Councilor of Petrobras for the 2023/2024 term.

Mr. Daniel Cabaleiro Saldanha has declared himself to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulation.

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GUSTAVO GONÇALVES MANFRIM		CPF (Individual Taxpayer’s ID) ñ	291.397.258-63
Birth date ñ	12/30/1980	Occupation ñ	Economist
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Fiscal Council Member (alternate)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	2 – 04/28/2023
RESUME ñññ

He holds a degree in Economics from the School of Economics, Business, and Accounting at USP and has a Master's degree in Economics and Finance from the Federal University of Santa Catarina (UFSC). He has an MBA specialization in Finance from IBMEC and a specialization in public policies and governmental management in the energy sectors from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio). Currently, he is the Undersecretary for Economic and Regulatory Affairs at the Ministry of Mines and Energy. Between July 2020 and December 2021, he served as the Undersecretary of Energy at SECAP, Ministry of Economy, coordinating and executing actions related to the management of competition promotion policies in the energy sector. From August 2016 to July 2020, he was the General Coordinator of Energy, Oil, and Gas at the Secretariat of Fiscal Studies, Energy, and Lotteries of the Ministry of Finance – COGEN/SEFEL/MF, where he coordinated and prepared studies to support the Ministry and the Government in formulating public policies for the energy sector, focusing on economic, competitive, and regulatory aspects. From March 2012 to August 2016, he was the manager of sectorial affairs at the National Treasury Secretariat, responsible for advising and conducting economic-fiscal studies in the electricity and oil sectors. Since 2007, he has been a federal public servant in the career of Federal Auditor of Finance and Control at the National Treasury Secretariat. Between June 2005 and April 2007, he was a Regulation Specialist at the National Telecommunications Agency, working on the tariff regulation of public services. He currently participates in the Fiscal Council of the Brazilian Company of Nuclear Energy and Binational Participations (ENBPar). He has also served on the Fiscal Council of the Geological Survey of Brazil (CPRM) from 2022 to 2023, on the Board of Directors of the Northern Brazil Electric Utility (Eletronorte) from 2014 to 2016, and the Water and Sewage Company of Rio Grande do Norte (CAERN) in 2011. He was a member of the Board of Directors of the Company of Warehouses and Silos of Minas Gerais (CASEMG) from 2012 to 2013.

Mr. Gustavo Gonçalves Manfrim has declared himself not to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulation.

According to statements made by the nominees themselves, the above candidates:

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-	They have not been subject, in the last 5 years, to a criminal conviction, conviction in a CVM administrative proceeding or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified them from practicing professional or commercial activities.
-	They have no marital relationship, stable union or family relationship that may be reported in accordance with item 7.5 of the Reference Form.
-	In compliance with item 7.6 of the Reference Form, the candidates informed the following relationships of subordination, service provision or control maintained, in the last three fiscal years, between the nominees and:
d.	company controlled, directly or indirectly, by Petrobras:

Not applicable

e.	Petrobras’ direct controlling shareholder:

Not applicable

f.	supplier, customer, debtor, or creditor of Petrobras, its subsidiaries, or the parent company or subsidiaries of any of these entities:

Not applicable

The company's internal governance procedures regarding the classification of the nominees according to legal, regulatory, and statutory requirements and prohibitions, as well as the applicable independence criteria, are still underway, as there has not been sufficient time for proper internal addressing. Before the General Meeting, the minutes of the meetings of the People Committee and the Board of Directors that will review such classification will be available at the company's website https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/

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EXHIBIT V - Candidates nominated by non-controlling shareholders for the position of petrobras fiscal council member

REGINALDO FERREIRA ALEXANDRE		CPF (Individual Taxpayer’s ID) ñ	003.662.408-03
Birth date ñ	03/07/1959	Occupation ñ	Economist
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Member of the Fiscal Council by Preferred Shareholders (Principal)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	0 - 04/17/2025
RESUME ñññ

Mr. Reginaldo Ferreira Alexandre is an Economist with eighteen years of experience in the investment analysis field, serving as an analyst, organizer, and director of analysis teams, having held these positions successively at Citibank, Unibanco, BBA (now Itaú-BBA), and Itaú Corretora de Valores. Additionally, he worked as a corporate credit analyst (Citibank) and as a consultant in strategy (Accenture) and corporate finance (Deloitte). He has also worked at ProxyCon Consultoria Empresarial, a company focused on advisory and service provision activities in the areas of capital markets, finance, and corporate governance. Member of the Accounting Pronouncements Committee (CPC) – the body responsible for formulating Brazilian accounting standards – from its foundation in 2005 until April 2024. Certified investment analyst (CNPI). Accredited securities manager by CVM. Certified Fiscal Council Member by IBGC. Co-author of the Brazilian Corporate Governance Code – Public Companies (incorporated into CVM Instruction 586).

Extensive experience as a board and fiscal council member of companies, having held these positions in over twenty companies in recent years, including currently serving on the boards of directors of Mahle Metal Leve and Sanepar, as well as the fiscal councils of Rumo S.A., Banrisul, Oncoclínicas, Kepler Weber, and, in the private sector, CEB Lajeado.

Former Petrobras Fiscal Council Member from 04/2013 to 04/2019, as well as at Embraer, BRF, Companhia Energética de Brasília, Ser Educacional, Sabesp, Sanepar, Iochope Maxion, Aliansce Shopping Centers S.A. (now Allos), Cremer S.A., Movida, CPFL S.A., Tecnica, Unipar Carbocloro, Paraná Banco, Telenorte Celular Participações S.A., among others.

Former President of the Brazilian Association of Analysts and Investment Market Professionals – APIMEC, elected for the 2015–2016 term. Former President of APIMEC São Paulo Chapter, elected for the 2011–2012 term. Former Member of the B3 State-Owned Governance Committee. Former Member of the Mergers and Acquisitions Committee – CAF.

Mr. Reginaldo Ferreira Alexandre has declared himself to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulations.

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ARISTÓTELES NOGUEIRA FILHO		CPF (Individual Taxpayer’s ID) ñ	109.345.067-36
Birth date ñ	08/12/1985	Occupation ñ	Control and Automation Engineer
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Member of the Fiscal Council by Preferred Shareholders (Alternate)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	0 – 04/17/2025
RESUME ñññ

Mr. Aristóteles Nogueira Filho has extensive professional experience in the financial area, with expertise in various sectors, including oil and gas, commodities, and consumer goods. He began his career in the financial market in 2006, holding positions at Santander, Société Générale, and Safra. More recently, he held roles at major Brazilian asset management firms such as Opportunity, Truxt, and XP, focusing on equity analysis and portfolio management. He holds a degree in Engineering from the State University of Campinas (UNICAMP) and a specialization in Mechatronics Engineering from École Nationale Supérieure d'Arts et Métiers (ENSAM). He possesses several certifications, including CFA, CGA, CPA-20, and CNPI, as well as courses in Applied Business Analytics (MIT), Corporate Law (Fundação Getúlio Vargas), board member development (Fundação Dom Cabral), and Strategic Negotiation (Insper).

Mr. Aristóteles Nogueira Filho has declared himself to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulation.

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RONALDO DIAS		CPF (Individual Taxpayer’s ID) ñ	221.285.307-68
Birth date ñ	12/09/1946	Occupation ñ	Accountant
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Member of the Fiscal Council by Common Shareholders (Principal)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	1 - 04/25/2024
RESUME ñññ

Mr. Ronaldo Dias has a Bachelor's degree in Accounting ("Accountant") and is graduated from the Faculdade de Ciências Contábeis e Administração "Moraes Júnior" in September 1977, with extensive experience in the financial and accounting fields, having worked as a tax auditor at the Central Bank of Brazil from June 1980 to February 25, 1997. Currently serves as a Board Member of Companhia Energética de Minas Gerais until April 26, 2024, Director at Banco Clássico S.A., a member of the Audit Committee, a Fund Portfolio Manager accredited by the Brazilian Securities and Exchange Commission ("CVM"), and Director at Socal.

Mr. Ronaldo Dias has declared himself to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulations.

RICARDO JOSÉ MARTINS GIMENEZ		CPF (Individual Taxpayer’s ID ñ	103.381.768-61
Birth date ñ	12/25/1987	Occupation ñ	Lawyer
Governing Body ñ	Fiscal Council	Elective position to be held ñ	Member of the Fiscal Council by Common Shareholders (Alternate)
Term of office ñ	until AGM 2026	Number of consecutive terms and 1st term ñ	1 - 04/25/2024
RESUME ñññ

Mr. Ricardo José Martins Gimenez is a lawyer, founding partner of Alves Ferreira & Mesquita Sociedade de Advogados and is graduated in Law from UNIP and licensed by OAB/SP in April 1995. He also holds a degree as an accounting technician obtained in December 1989. He has experience in: Corporate Governance, as well as Financial and Legal Management; Risk and Asset Assessment and Management; Structuring financial operations involving payroll, revenue control, accounts payable, and cash flow; Capital Markets and Corporate Law. He served as an alternate member of the fiscal council at Renova in 2020, an alternate member of the fiscal council at KEPLER WEBER S/A in 2022 and is currently an alternate member of the fiscal council at CEMIG since 2022.

Mr. Ricardo José Martins Gimenez has declared himself to be an independent Fiscal Council Member in accordance with the criteria of Article 18, Paragraph 5 of Petrobras' Bylaws, Article 22, Paragraph 1 of Law No. 13,303 of June 30, 2016, Article 36, Paragraph 1 of Decree No. 8,945 of December 27, 2016 and the Level 2 Regulation.

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According to statements made by the nominees themselves, the above candidates:

-	Have not been subject, in the last 5 years, to criminal conviction, conviction in an administrative proceeding by the CVM, or a final and binding conviction in judicial or administrative spheres that has suspended or disqualified them from engaging in professional or commercial activities.
-	They do not have marital relationships, stable unions, or kinships subject to disclosure in accordance with item 7.5 of the Reference Form, as per Annex C of CVM Resolution 80.
-	In compliance with item 7.6 of the Reference Form, as per Annex C of CVM Resolution 80, the candidates have disclosed the following relationships of subordination, service provision, or control maintained in the last three fiscal years between the nominees and:
g.	a company directly or indirectly controlled by Petrobras:

Not applicable

h.	direct controller of Petrobras:

Not applicable

i.	supplier, client, debtor, or creditor of Petrobras, its subsidiaries, or the controller or subsidiaries of any of these entities:

Not applicable

The Company's internal governance procedures regarding the compliance of the nominees with legal, regulatory, and statutory requirements and restrictions, as well as applicable independence criteria, are still underway due to insufficient time for proper internal review. Prior to the General Meeting, the minutes of the meetings of the People Committee and the Board of Directors that will evaluate such compliance will be available on the Company's website: https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/

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ITEM VIII - Establishing the compensation for the members of management, fiscal council, and Statutory Advisory Committees to the board of directors

Pursuant to Item I of Article 13 of CVM Resolution 81, Petrobras submits for deliberation at this Meeting a proposed compensation for the members of Management, Fiscal Council, and the Statutory Advisory Committees to Petrobras’ Board of Directors as follows:

a)	Proposal for management’s overall amount from April 2025 to March 2026 of up to R$47,585,244.52 and overall total amount of R$59,895,415.42 when adding the other advisory and Fiscal Council positions, as well as the actual payment to the Company’s CEO when acting concomitantly as a member of the Board of Directors, starting from the AGM 2025.
b)	A proposed monthly management fees of the members of the Board of Directors and sitting members of the Fiscal Council of 10% of the average monthly compensation for the members of the Executive Board, excluding the amounts related to paid vacations and benefits.
c)	A proposed monthly compensation for the members of the Audit Committee and Audit Committee of the Petrobras Conglomerate, in which the Chair of said Committees receives a compensation corresponding to 40% of the average monthly compensation for the members of the Executive Board, excluding the amounts related to paid vacations and benefits, and the remaining members of said committees receive a compensation corresponding to 30% of the average monthly compensation for the members of the Executive Board, also excluding the amounts related to paid vacations and benefits; as well as the possibility of cumulating fees for simultaneous participation in the Statutory Audit Committee and the Statutory Audit Committee of the Petrobras Conglomerate.
d)	A proposed monthly compensation for the members of the other Advisory Committees to the Board of Directors equivalent to 50% of the monthly compensation for the members of Petrobras’ Board of Directors.

We highlight that the compensation of the members of the Fiscal Council and the Advisory Committees to the Board of Directors are not included in the overall global amount for Management.

According to Item II of Article 13 of CVM Resolution 81, information related to the compensation for the members of the Company’s Management, Fiscal Council, and Advisory Committees to the Board of Directors, in item 8 of the Reference Form, is available in the link.

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EXTRAORDINARY GENERAL MEETING

ITEM I - Proposal to amend articles 1, §3º; 3º; 4º; 18, §5º; 28, §§2º, 3º and 5º; 29; and 34 and consequent consolidation of the bylaws, as proposed by the board of directors and filed at the cvm's and the company's electronic addresses.

Pursuant to article 12, items I and II of CVM Resolution 81, Exhibit VI of this Manual contains:

(i)	a copy of the Bylaws with the proposed changes highlighted;
(ii)	a comparative table with the proposed amendments to the Bylaws and their justifications; and
(iii)	the consolidated Bylaws.

Rio de Janeiro, March13, 2025.

Magda Maria de Regina Chambriard

CEO

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EXHIBIT VI - Proposed changes to the bylaws

(i)	Bylaws of Petróleo Brasileiro S.A. - Petrobras, as approved at the Extraordinary General Meeting held on April 25th, 2024, with the proposed changes highlighted.

Chapter I – Nature, Headquarters and Purpose of the Company

Art. 1 – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under the control of Federal Government, with an indefinite duration, governed by private law regulations in general, and specifically, by the Corporation Law (Law Nº 6,404 of December 15, 1976), by Law Nº 13,303, of June 30, 2016, by Decree Nº 8,945, of December 27, 2016, and by these Bylaws.

§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty percent) plus 1 (one) share of the voting capital of the Company.

§2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, administrators and members of the Fiscal Council shall be subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in cases where they impair the rights affecting the beneficiaries of the public offerings provided for in these Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 5~~8~~9, sole paragraph of these Bylaws.

Art. 2 – Petrobras has its headquarters and jurisdiction in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3 – The purpose of the Company is the exploration, extraction, refining, processing, trade, and transportation of oil from wells, shale or other rocks, its products, natural gas, and other fluid hydrocarbons, in addition to energy-related activities, whereas it may promote the research, development, production, transportation, distribution, and marketing of all forms of energy, including activities related to the transportation and storage of carbon dioxide, energy transition, low-carbon economy ~~and~~ along with any other related or similar activities.

§1- The economic activities linked to its corporate purpose will be developed by the Company in a competitive manner with other companies, according to market conditions, in compliance with the other principles and guidelines of Law Nº 9,478, of August 6, 1997 and Law Nº 10,438, of April 26, 2002.

§2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether associated to a third party or not, may carry out any of the activities under its corporate purpose in Brazil or outside the national territory.

§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the prerogative referred to in the above §3, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – it is defined in a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues are itemized and disclosed transparently, including in the accounting plan.

§5- In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the

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obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.

§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I – that abide by such market conditions stipulated in §5 above; or

II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree Nº 8,945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4 – The Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty- one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into~~13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty)~~ 12.888.732.761 (twelve billion, eight hundred eighty-eight million, seven hundred thirty-two thousand and seven hundred sixty-one) shares without nominal value, comprising ~~7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two)~~ 7.442.231.382 (seven billion, four hundred forty-two million, two hundred thirty-one thousand and three hundred eighty-two) common shares and ~~5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight)~~ 5.446.501.379 (five billion, four hundred forty-six million, five hundred one thousand and three hundred seventy-nine) preferred shares.

§1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and available reserves, excluding the legal reserve, without reducing the capital stock in accordance with the applicable legislation.

§3- Capital stock may be increased through the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

§4- The controlling shareholder shall implement measures to ensure that a minimum of 25% (twenty five percent) of the shares issued by the Company remains outstanding.

Art. 5 - Company shares shall consist of shall be common shares, which carry voting rights, and preferred shares, which shall always be non-voting.

§1- Preferred shares shall be non-convertible into common shares and vice versa.

§2- Preferred shares shall have priority in the event of capital repayment and the distribution of dividends, at a rate of at least 5% (five per cent) calculated on the capital represented by such shares, or 3% (three percent) of the net equity value of the share, whichever is greater, participating on equal terms with common shares in capital increases resulting from the capitalization of reserves and profits.

§3- Preferred shares shall participate non-cumulatively on equal terms with common shares in the distribution of dividends, when the distribution exceeds the minimum percentage provided in the preceding paragraph.

§4 - Preferred shares shall be entitled to participate in a public offering for the sale of equity shares resulting from the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.

Art. 6 - The payment for shares shall comply with the standards established by the General Meeting. In the event of late payment by a shareholder, and regardless of any challenges, the Company may enforce the execution or determine the sale of shares at the account and risk of the respective shareholder.

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Art. 7 - All Company shares shall be registered as book-entry shares and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without the issuance of certificates.

Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on their own capital, which shall not be less than 25% (twenty-five per cent) of adjusted net income, in accordance with the Brazilian Corporate Act, prorated according to the shares into which the capital of the Company is divided.

Art. 9 - Unless otherwise decided by the General Meeting, the Company shall pay dividends and interest on its own capital to shareholders within 60 (sixty) days from the date on which they are declared and, in any event, within the corresponding accounting period, in accordance with the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance amounts to its shareholders as dividends or interest on their own capital, with such advances being adjusted at the SELIC rate from the date of actual payment until the end of the respective fiscal period, in accordance with art. 204 of the Brazilian Corporate Act.

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date they were made available to shareholders shall expire in favor of the Company.

Art. 11- The amounts of dividends and interest payable on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual date of payment, without prejudice to the applicability of default interest if such payment does not occur on the date established by the General Meeting.

Art. 12- In addition to the Federal Government, which is the controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian and foreign, regardless of their residency in the country.

Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Brazilian Corporate Act, by presenting or depositing, in advance, the receipt issued by the depositary financial institution, along with identification documents or a power of attorney with special powers. The Company may require any shareholder intending to participate remotely via the electronic system to deposit the documents mentioned in the meeting notice no later than two (2) days before the date of the meeting, except where the law or regulation establishes a different deadline.

§1- The representation of the Federal Government at the Company’s General Meetings shall occur in accordance with the specific federal legislation.

§2- At the General Shareholders Meeting that decides on the election of members of Board of Directors, the voting rights of preferred shareholders shall be subject to the condition set forth in §6 of art. 141 of the Brazilian Corporate Act, requiring proven uninterrupted ownership of shares for at least 3 (three) months immediately prior to the date of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law Nº 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree Nº 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15- In observance of the provisions of Law Nº 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors.

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Sole paragraph. Any appointments to an officer position or Fiscal Council member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts. 21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law Nº 13,303 of June 30, 2016, and Decree Nº 8,945 of December 27, 2016.

Chapter IV - Company Administration

Section I - Board Members and Executive Officers

Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board.

Sole Paragraph. Pursuant to the legal rules related to indirect public administration, the managers must guide the Company's operations in compliance with the principles and best practices adopted and developed by national and international institutions and forums that are reference in corporate governance.

Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules:

I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Meeting.

§3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.

§5– The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply with the provisions of article 22, §1, of Law Nº 13,303, of June 30, 2016, article 36, §1 of Decree Nº 8,945, of December 27, 2016, ~~and~~ the Level 2 Regulation and the current regulations of the CVM, adhering to the most stringent criteria in case of any discrepancies between the rules.

§6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's CEO and the member elected by the employees.

§7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.

§8 – Such functions as Chairman of the Board of Directors and Chief Executive shall not be held by the same individual.

§9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.

§10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer.

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§11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:

I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;

II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting;

III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;

IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12,353 of December;

V- Subject to the provisions of applicable law, the Ministry of Management and Innovation in Public Services is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Board shall include one (1) CEO, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1- The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

§3- Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Brazilian Corporate Act, as well as those set forth in the Nomination Policy, Law Nº 13,303 of June 30, 2016 and Decree Nº 8,945 of December 27, 2016. For the investiture, the Company will consider the hypotheses of material conflict and, in the case of formal conflict of interests, only those expressly provided for by law.

§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

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III- demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV- not have serious fault related to breach of the Code of Ethical Conduct, Compliance Program or other internal rules, when applicable;

V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

§2- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or fiscal councils in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§3- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.

§4- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Fiscal Council of the Company shall be prohibited.

§5- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Act, Law Nº 13,303, of June 30, 2016, in Decree Nº 8,945, of December 27, 2016, in the Nomination Policy and in paragraph 1 of this article.

§6- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will.

Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively.

§1- The term of investiture shall include, under penalty of nullity: (i) the indication of at least

1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 59 of these Bylaws and other terms established by law and by the Company.

§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons and subpoenas in lawsuits against said member that are filed based on Brazilian Corporate Act and in administrative proceedings brought by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3- Prior to inauguration, annually and when leaving office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, in accordance with current legislation which.

§4 - In the case of Executive Officers and the Board of Directors, the asset and income annual declaration, as well as the conflict of interest statement, will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, in accordance with current legislation.

Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Brazilian Corporate Act severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1 - The prohibition to participate in deliberations shall not apply:

I- in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or;

II- in the case of managers who act in the management of other companies by indication of the Company.

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§2- At meetings of the collegiate bodies, before or during resolutions, members who are in conflict with the matter under discussion must report their conflicts of interest or private interests and withdraw from the meeting. If they fail to do so, any other person may report the conflict, if he/she is aware of it, and the collegiate body must record the conflict in the minutes and resolve on it as per its Internal Regulations and the applicable legislation.

§3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire exercise of their respective terms of office, damages arising from unlawful acts of willful misconduct or gross negligence, subject to the provisions of the Company's internal regulations and the respective insurance policy, are excluded from the coverage of said insurance.

§4- The guarantee referred to in the previous paragraph extends to the members of the Fiscal Council, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§5 - The limits and form of defense in legal and administrative proceedings will be established in the Indemnity Commitment Application and Governance Policy, approved by the Board of Directors.

§6 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§7 - Indemnity contracts shall not cover:

I- acts practiced outside the exercise of the attributions or powers of its signatories;

II- acts with bad faith, deceit, serious guilt or fraud;

III - acts committed in their own interest or of third parties, to the detriment of the Company's corporate interest;

IV- indemnities arising from social action provided for in Article 159 of Law Nº 6,404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law Nº 6,385, of December 7, 1976; or

V- other cases provided for in the indemnity agreement.

§8 - The indemnity agreement shall be properly disclosed and provide, inter alia:

I- the limit value of the coverage offered;

II- the term of coverage; and

III- the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

§9 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Brazilian Corporate Act.

§1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2- If the board member who represents the employees does not complete the term of office, there must be a new election process in accordance with the law.

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§4- In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

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Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether consecutive or not, without leave of absence or authorization of the Board of Directors.

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2- The CEO’s paid leave will be authorized by the Board of Executive Officers, and the CEO will authorize the paid leave of the other members of the Board of Executive Officers.

§3- The CEO shall appoint, from among the Executive Officers, his possible substitute.

§4- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws.

§5- In the event of vacancy of any member of the Board of Executive Officers, the CEO will appoint a replacement from within the Board of Executive Officers, until the election of the new Executive Director pursuant to art. 20 of these Bylaws.

§6- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

§7- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the contact area of the respective Executive Officer, without, however, exercising the right to vote.

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I- accepting administrator or fiscal council posts, exercising activities, or providing any service to competitors of the Company;

II- accepting a position as administrator or fiscal council member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5- The former member of the Executive Board, of the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

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I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of May 16, 2013;

II- is judicially convicted, final and unappealable sentence, of crimes against the public administration;

III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or

IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6- The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict by the competent authority, in accordance with current legislation and internal regulations.

Section II – Board of Directors

Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;

II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi- annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;

III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company;

IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree Nº 8,945, of December 27, 2016;

V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;

VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;

~~VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares;~~

VII~~I~~- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree Nº 8,945, of December 27, 2016;

~~IX~~VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case provided for in article 40, item XIII, of these Bylaws;

IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;

X~~I~~- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;

XI~~I~~- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Fiscal Council and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation;

XII~~I~~- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law Nº 13,303, of June 30, 2016;

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XIII~~V~~- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XIV- formally making statements in such public offering for the sale of equity shares issued by the Company;

XV~~I~~- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1- The fixing of human resources policy referred to in item VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2- Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Fiscal Council members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30- The Board of Directors shall further decide on the following matters:

I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Organization Plan, based on the criteria set forth by the Board of Directors itself;

III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

IV- exchange of securities it has issued;

V- election and dismissal of the members of the Executive Board;

VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;

VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 21 (twenty-one) days in advance;

VIII- Code of Ethical Conduct, Code of Best Practices and Internal Rules of the Board of Directors;

IX- Policy and Corporate Governance Guidelines of Petrobras;

X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;

XI- administration and accounts report of the Executive Board;

XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;

XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;

XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraphs 1 and 2 of these Bylaws;

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XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;

XVI- sale of the share capital control of wholly owned subsidiaries of the Company;

XVII - the consolidated annual report on the cost of health care benefits under the self- management modality, with the minimum content established by article 3 of Resolution CGPAR No 36 of 2022;

XVIII- omissive cases of these Bylaws.

§1- The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees.

I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;

II- Committee members may participate as guests of all meetings of the Board of Directors;

III- Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's CEO, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors.

IV- The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee.

§2- The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8,945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal council or of the Company.

§3- Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I- transformation, incorporation, merger or spin-off of the Company;

II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;

III- valuation of assets intended to the payment of capital increase of the Company;

IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and

V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote.

§6- The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

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§7- The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian Corporation Law, Law No 13,303, of June 30, 2016, Decree No 8,945, of December 27, 2016, the Nomination Policy and paragraph 1 of art. 21 of these Bylaws.

§8 - The Code of Ethics and Conduct will be prepared and disclosed in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945 of December 27, 2016.

§9 - The Company will have Internal Audit and Ombudsman areas, whose hiring process will be established by the Board of Directors, with the assistance of the People Committee.

§10 - The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item XVII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.

Art. 31- The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration.

§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.

§5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present.

§6- In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III - Executive Board

Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.

§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.

§2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in Brazilian Corporate Act and in compliance to the levels of authority established in such delegations.

Art. 34- The Executive Board shall be responsible for:

I- Evaluating, approving and submitting to the approval of the Board of Directors:

a)       the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;

b)       the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;

c)       the budgets of expenditures and investment of the Company;

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d)       the performance result of the Company's activities.

e)       the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.

f)       the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.

II- approving:

a)       the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;

b)       the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;

c)       the pricing policy and basic price structures of the Company's products;

d)       the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;

e)       the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;

f)       the rules for the assignment of use, rental or lease of fixed assets owned by the Company;

g)       changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;

h)       the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action;

i)       the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors;

j)       the annual plan of insurance of the Company;

l)       conventions or collective labor agreements, as well as the proposition of collective labor agreements;

m)       the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.

III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;

IV- deliberating on trademarks and patents, names and insignia;

V- appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organization Plan, based on the criteria established by the Board of Directors;

VI- submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No 36, of 2022, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary~~.~~;

VII - deliberating on the issue of simple, unsecured debentures non-convertible into shares, observing the annual fundraising limit approved by the Board of Directors.

Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the CEO or his/her substitute, and, extraordinarily by convening the CEO or 2/3 (two-thirds) of the Executive Directors.

§1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment.

§2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and

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recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.

§3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as applicable; however, such advice shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective authorities.

§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.

Art. 36 - It is incumbent, individually:

§1- To the CEO:

I- convene, preside over and coordinate the work of Executive Board meetings;

II- propose to the Board of Directors, the nomination of Executive Officers;

III- provide information to the Board of Directors, the Minister of State to which the Company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;

IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;

V- exercise other powers conferred by the Board of Directors.

§2- The Executive Officer who is assigned to the investors' relations role:

I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions.

§3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.

§4 – The Executive Officer to whom the risk management unit is assigned is responsible for defining corporate methodology and disseminating risk management knowledge, as well as promoting the identification, assessment, monitoring and reporting of the Company's main risks to senior management.

§5 – To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:

I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;

II- hire and dismiss employees and formalize the designations to managerial posts and functions;

III- designate employees for missions abroad;

IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;

V- designate and instruct the Company's representatives at General Meetings of wholly- owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;

VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board;

VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.

Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities.

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Chapter V - General Meeting

Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Brazilian Corporate Act, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:

I- examine of the administrators' accounts, examine, discuss and vote the financial statements;

II- decide on the allocation of net profit for the year and the distribution of dividends;

III- elect the members of the Board of Directors and Fiscal Council.

Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:

I- reform of the Bylaws;

II- modification in social capital;

III - evaluation of assets which the shareholder contributes for capital increase;

IV- issuance of debentures convertible into shares or their sale when in treasury;

V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger;

VI- participation of the Company in a group of companies;

VII- dismissal of members of the Board of Directors;

VIII- sale of debentures convertible into shares held the Company and issuance of its wholly- owned subsidiaries and controlled companies;

IX- cancellation of the open Company registration;

X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;

XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;

XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Fiscal Council;

XIII- entering into transactions with related parties and disposing of or contributing assets to another company, in all cases restricted to situations where the value of the transaction corresponds to more than 50% (fifty percent) of the Company's total assets as reflected in the last approved balance sheet.

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.

§2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.

§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.

Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.

Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, and, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Art. 43- The Company will hold meetings in partially digital form.

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§1-The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and sufficient for shareholders to access and use the system.

§2- The controlling shareholder and minority shareholders will be guaranteed the right to participate in person.

Chapter VI – Fiscal Council

Art. 44 - The permanent Fiscal Council consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8,945, of December 27, 2016 and in art. 21, paragraphs 1 and 2 of these Bylaws, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.

§1- Among the members of the Fiscal Council, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury.

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate.

§3- The members of the Fiscal Council will be invested in their positions from the date of their respective election, however, for registration purposes, they must sign a term of office in the book of minutes and opinions of the Fiscal Council, which will include: (i) the subscription to the Term of Consent of the members of the Fiscal Council in accordance with the provisions of the Level 2 Regulation, as well as compliance with the applicable legal requirements, and (ii) consent to the terms of the arbitration clause referred to in art. 59 of these Bylaws.

§4- The procedure set forth in art. 21, §§ 3, 4 and 6 of these Bylaws to the nominations for members of the Fiscal Council.

§5- The members of the Fiscal Council must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 45- The term of office of Fiscal Council members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

§1- The reelection of the Fiscal Council member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Fiscal Council member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 46- The remuneration of the members of the Fiscal Council, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act No 9,292 of July 12, 1996.

Art. 47- It competes to the Fiscal Council, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;

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VI- analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII- examine the financial statements of the fiscal period and opine on them;

VIII- exercise these attributions during liquidation;

IX- analyzing Annual Report (RAINT) and Annual Internal Auditing Plan (PAINT);

X- carrying out annual performance self-assessment;

XI- monitoring the proprietary, financial and budgetary execution, being able to analyze corporate books and any other documents and request information;

XII- monitoring compliance with the Company's limit of participation to fund health care benefits and private pension plans; and

XIII- monitoring the implementation of corrective measures approved by the Board of Directors, within the scope of the consolidated annual report on the cost of health care benefits under the self-management modality.

Sole paragraph. The members of the Fiscal Council shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII - Company Employees

Art. 48- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 49- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board.

Art. 50- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.

§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision.

§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision.

§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.

Art. 51- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs.

Art. 52- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII - General Provisions

Art. 53- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.

Art. 54 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.

§1- Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.

§2- The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.

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§3- Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.

Art. 55- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.

Art. 56- The proposal for the distribution of profits must consider the constitution of the reserves provided for in items I and II, in the following order of priority:

I - Petrobras will set aside a portion of 0.5% (five tenths of a percent) of the share capital, up to a limit of 5% (five percent) of the share capital, to fund the Company's research and technological development programs; and

II- Petrobras may allocate up to 70% (seventy percent) of the adjusted net profit for the year to a capital remuneration reserve, in compliance with article 202 of the Brazilian Corporation Law and the Shareholder Remuneration Policy, up to the limit of the share capital.

§1- The purpose of the reserve referred to in item II of the caput is to ensure resources for the payment of dividends, interest on equity, or other forms of remuneration to shareholders provided for by law, their anticipation, share buy-backs authorized by law, absorption of losses and, as a remaining purpose, incorporation into share capital.

§ 2 - The accumulated balance of the reserves in items I and II of the caput, together with the balance of the other profit reserves, in accordance with art. 199 of the Brazilian Corporation Law, may not exceed the share capital.

Art. 57- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration.

Art. 58- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the Company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Brazilian Corporate Act.

Art. 59- The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law Nº 13,303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No 9,478, of August 6, 1997, and complying with the provisions of these Bylaws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights.

Art. 60- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation.

Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

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§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3- The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62- In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction.

Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Bylaws.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.

Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

Shareholder Meetings	80

§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.

§2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.

§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance.

§4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

(ii)	Comparative Table with Proposed Changes and Rationale

PREVIOUS VERSION	PROPOSED VERSION	RATIONALE

ñññ

Art. 1 – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under the control of Federal Government, with an indefinite duration, governed by private law regulations in general, and specifically, by the Corporation Law (Law Nº 6,404 of December 15, 1976), by Law Nº 13,303, of June 30, 2016, by Decree Nº 8,945, of December 27, 2016, and by these Bylaws. (...)

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in cases where they impair the rights affecting the beneficiaries of the public offerings provided for in these Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of these Bylaws.

ñññ

Art. 1 – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under the control of Federal Government, with an indefinite duration, governed by private law regulations in general, and specifically, by the Corporation Law (Law Nº 6,404 of December 15, 1976), by Law Nº 13,303, of June 30, 2016, by Decree Nº 8,945, of December 27, 2016, and by these Bylaws. (...)

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in cases where they impair the rights affecting the beneficiaries of the public offerings provided for in these Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 5~~8~~9, sole paragraph of these Bylaws.

ñññ Remission adjustment.
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Art. 3 – The purpose of the Company is the exploration, extraction, refining, processing, trade, and transportation of oil from wells, shale or other rocks, its products, natural gas, and other fluid hydrocarbons, in addition to energy-related activities, whereas it may promote the research, development, production, transportation, distribution, and marketing of all forms of energy, and any other related activities.	Art. 3 – The purpose of the Company is the exploration, extraction, refining, processing, trade, and transportation of oil from wells, shale or other rocks, its products, natural gas, and other fluid hydrocarbons, in addition to energy-related activities, whereas it may promote the research, development, production, transportation, distribution, and marketing of all forms of energy, including activities related to the transportation and storage of carbon dioxide, energy transition, low-carbon economy ~~and~~ along with any other related or similar activities.	Adjustment to align the wording of Petrobras’ corporate purpose with the provisions of Art. 61-A of Law No. 9,478/97, as adjusted by Law No. 14,993, of October 8, 2024.
Art. 4 – The Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty- one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, comprising 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) preferred shares.	Art. 4 – The Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty- one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into~~13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty)~~ 12.888.732.761 (twelve billion, eight hundred eighty-eight million, seven hundred thirty-two thousand and seven hundred sixty-one) shares without nominal value, comprising ~~7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two)~~ 7.442.231.382 (seven billion, four hundred forty-two million, two hundred thirty-one thousand and three hundred eighty-two) common shares and ~~5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight)~~ 5.446.501.379 (five billion, four hundred forty-six million, five hundred one thousand and three hundred seventy-nine) preferred shares.

Adjustment to reflect the change in the total number of shares resulting from the cancellation of treasury shares after the Share Buyback Program, as approved at the Board of Directors’ meeting on January 29,2025.

Shareholder Meetings	82

Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

(...)

§5– The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply with the provisions of article 22, §1, of Law Nº 13,303, of June 30, 2016, article 36, §1 of Decree Nº 8,945, of December 27, 2016, and the Level 2 Regulation, adhering to the most stringent criteria in case of any discrepancies between the rules.

Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

(...)

§5– The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply with the provisions of article 22, §1, of Law Nº 13,303, of June 30, 2016, article 36, §1 of Decree Nº 8,945, of December 27, 2016, ~~and~~ the Level 2 Regulation and the current regulations of the CVM, adhering to the most stringent criteria in case of any discrepancies between the rules.

Adjustment to reference the current regulations of the Brazilian Securities and Exchange Commission (CVM) related to independence criteria.
Shareholder Meetings	83

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

(...)

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Fiscal Council shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and the Fiscal Council who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

(...)

§5- The former member of the Executive Board, of the Board of Directors and the Fiscal Council shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

(...)

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

(...)

§5- The former member of the Executive Board, of the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

Adjustment to clarify that, in alignment with the provisions of the article’s main clause, former external members of statutory advisory committees to the Board of Directors will also be covered by the rules of §§ 2, 3, and 5 of Art. 28.

Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

(...)

VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares;

Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

(...)

~~VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares;~~

Adjustment to reflect the amendment of Art. 59 of the Brazilian Corporation Law (LSA) due to the enactment of Law No. 14,711/23, making it possible for the Executive Board to approve the issuance of simple debentures, not convertible into shares and without real guarantees, provided that such authority is expressly stated in the Bylaws.
Art. 34- The Executive Board shall be responsible for: (...)

Art. 34- The Executive Board shall be responsible for:

(...)

VII - deliberating on the issue of simple, unsecured debentures non-convertible into shares, observing the annual fundraising limit approved by the Board of Directors.

Adjustment to reflect the amendment of Art. 59 of the Brazilian Corporation Law (LSA) due to the enactment of Law No. 14,711/23, making it possible for the Executive Board to approve the issuance of simple unsecured debentures, not convertible into shares, provided that such authority is expressly stated in the Bylaws.

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(iii)	Bylaws with Proposed Changes

Chapter I – Nature, Headquarters and Purpose of the Company

Art. 1 – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under the control of Federal Government, with an indefinite duration, governed by private law regulations in general, and specifically, by the Corporation Law (Law Nº 6,404 of December 15, 1976), by Law Nº 13,303, of June 30, 2016, by Decree Nº 8,945, of December 27, 2016, and by these Bylaws.

§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty percent) plus 1 (one) share of the voting capital of the Company.

§2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, administrators and members of the Fiscal Council shall be subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in cases where they impair the rights affecting the beneficiaries of the public offerings provided for in these Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 59, sole paragraph of these Bylaws.

Art. 2 – Petrobras has its headquarters and jurisdiction in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3 – The purpose of the Company is the exploration, extraction, refining, processing, trade, and transportation of oil from wells, shale or other rocks, its products, natural gas, and other fluid hydrocarbons, in addition to energy-related activities, whereas it may promote the research, development, production, transportation, distribution, and marketing of all forms of energy, including activities related to the transportation and storage of carbon dioxide, energy transition, low-carbon economy along with any other related or similar activities.

§1- The economic activities linked to its corporate purpose will be developed by the Company in a competitive manner with other companies, according to market conditions, in compliance with the other principles and guidelines of Law Nº 9,478, of August 6, 1997 and Law Nº 10,438, of April 26, 2002.

§2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether associated to a third party or not, may carry out any of the activities under its corporate purpose in Brazil or outside the national territory.

§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the prerogative referred to in the above §3, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – it is defined in a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues are itemized and disclosed transparently, including in the accounting plan.

§5- In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.

§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I – that abide by such market conditions stipulated in §5 above; or

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II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree Nº 8,945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4 – The Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty- one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 12.888.732.761 (twelve billion, eight hundred eighty-eight million, seven hundred thirty-two thousand and seven hundred sixty-one) shares without nominal value, comprising 7.442.231.382 (seven billion, four hundred forty-two million, two hundred thirty-one thousand and three hundred eighty-two) common shares and 5.446.501.379 (five billion, four hundred forty-six million, five hundred one thousand and three hundred seventy-nine) preferred shares.

§1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and available reserves, excluding the legal reserve, without reducing the capital stock in accordance with the applicable legislation.

§3- Capital stock may be increased through the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

§4- The controlling shareholder shall implement measures to ensure that a minimum of 25% (twenty five percent) of the shares issued by the Company remains outstanding.

Art. 5 - Company shares shall consist of shall be common shares, which carry voting rights, and preferred shares, which shall always be non-voting.

§1- Preferred shares shall be non-convertible into common shares and vice versa.

§2- Preferred shares shall have priority in the event of capital repayment and the distribution of dividends, at a rate of at least 5% (five per cent) calculated on the capital represented by such shares, or 3% (three percent) of the net equity value of the share, whichever is greater, participating on equal terms with common shares in capital increases resulting from the capitalization of reserves and profits.

§3- Preferred shares shall participate non-cumulatively on equal terms with common shares in the distribution of dividends, when the distribution exceeds the minimum percentage provided in the preceding paragraph.

§4 - Preferred shares shall be entitled to participate in a public offering for the sale of equity shares resulting from the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.

Art. 6 - The payment for shares shall comply with the standards established by the General Meeting. In the event of late payment by a shareholder, and regardless of any challenges, the Company may enforce the execution or determine the sale of shares at the account and risk of the respective shareholder.

Art. 7 - All Company shares shall be registered as book-entry shares and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without the issuance of certificates.

Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on their own capital, which shall not be less than 25% (twenty-five per cent) of adjusted net income, in accordance with the Brazilian Corporate Act, prorated according to the shares into which the capital of the Company is divided.

Art. 9 - Unless otherwise decided by the General Meeting, the Company shall pay dividends and interest on its own capital to shareholders within 60 (sixty) days from the date on which they are declared and, in any event, within the corresponding accounting period, in accordance with the relevant legal standards.

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Sole paragraph. The Company may, by resolution of its Board of Directors, advance amounts to its shareholders as dividends or interest on their own capital, with such advances being adjusted at the SELIC rate from the date of actual payment until the end of the respective fiscal period, in accordance with art. 204 of the Brazilian Corporate Act.

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date they were made available to shareholders shall expire in favor of the Company.

Art. 11- The amounts of dividends and interest payable on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual date of payment, without prejudice to the applicability of default interest if such payment does not occur on the date established by the General Meeting.

Art. 12- In addition to the Federal Government, which is the controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian and foreign, regardless of their residency in the country.

Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Brazilian Corporate Act, by presenting or depositing, in advance, the receipt issued by the depositary financial institution, along with identification documents or a power of attorney with special powers. The Company may require any shareholder intending to participate remotely via the electronic system to deposit the documents mentioned in the meeting notice no later than two (2) days before the date of the meeting, except where the law or regulation establishes a different deadline.

§1- The representation of the Federal Government at the Company’s General Meetings shall occur in accordance with the specific federal legislation.

§2- At the General Shareholders Meeting that decides on the election of members of Board of Directors, the voting rights of preferred shareholders shall be subject to the condition set forth in §6 of art. 141 of the Brazilian Corporate Act, requiring proven uninterrupted ownership of shares for at least 3 (three) months immediately prior to the date of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law Nº 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree Nº 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15- In observance of the provisions of Law Nº 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors.

Sole paragraph. Any appointments to an officer position or Fiscal Council member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts. 21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law Nº 13,303 of June 30, 2016, and Decree Nº 8,945 of December 27, 2016.

Chapter IV - Company Administration

Shareholder Meetings	87

Section I - Board Members and Executive Officers

Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board.

Sole Paragraph. Pursuant to the legal rules related to indirect public administration, the managers must guide the Company's operations in compliance with the principles and best practices adopted and developed by national and international institutions and forums that are reference in corporate governance.

Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules:

I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Meeting.

§3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.

§5– The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply with the provisions of article 22, §1, of Law Nº 13,303, of June 30, 2016, article 36, §1 of Decree Nº 8,945, of December 27, 2016, the Level 2 Regulation and the current regulations of the CVM, adhering to the most stringent criteria in case of any discrepancies between the rules.

§6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's CEO and the member elected by the employees.

§7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.

§8 – Such functions as Chairman of the Board of Directors and Chief Executive shall not be held by the same individual.

§9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.

§10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer.

§11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:

I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;

Shareholder Meetings	88

II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting;

III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;

IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12,353 of December;

V- Subject to the provisions of applicable law, the Ministry of Management and Innovation in Public Services is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Board shall include one (1) CEO, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1- The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

§3- Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Brazilian Corporate Act, as well as those set forth in the Nomination Policy, Law Nº 13,303 of June 30, 2016 and Decree Nº 8,945 of December 27, 2016. For the investiture, the Company will consider the hypotheses of material conflict and, in the case of formal conflict of interests, only those expressly provided for by law.

§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III- demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV- not have serious fault related to breach of the Code of Ethical Conduct, Compliance Program or other internal rules, when applicable;

V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

§2- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or fiscal councils in the Company or any subsidiary, controlled or affiliated company of Petrobras.

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§3- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.§4- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Fiscal Council of the Company shall be prohibited.

§5- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Act, Law Nº 13,303, of June 30, 2016, in Decree Nº 8,945, of December 27, 2016, in the Nomination Policy and in paragraph 1 of this article.

§6- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will.

Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively.

§1- The term of investiture shall include, under penalty of nullity: (i) the indication of at least

1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 59 of these Bylaws and other terms established by law and by the Company.

§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons and subpoenas in lawsuits against said member that are filed based on Brazilian Corporate Act and in administrative proceedings brought by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3- Prior to inauguration, annually and when leaving office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, in accordance with current legislation which.

§4 - In the case of Executive Officers and the Board of Directors, the asset and income annual declaration, as well as the conflict of interest statement, will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, in accordance with current legislation.

Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Brazilian Corporate Act severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1 - The prohibition to participate in deliberations shall not apply:

I- in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or;

II- in the case of managers who act in the management of other companies by indication of the Company.

§2- At meetings of the collegiate bodies, before or during resolutions, members who are in conflict with the matter under discussion must report their conflicts of interest or private interests and withdraw from the meeting. If they fail to do so, any other person may report the conflict, if he/she is aware of it, and the collegiate body must record the conflict in the minutes and resolve on it as per its Internal Regulations and the applicable legislation.

§3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire exercise of their respective terms of office, damages arising from unlawful acts of willful misconduct or gross negligence, subject

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to the provisions of the Company's internal regulations and the respective insurance policy, are excluded from the coverage of said insurance.

§4- The guarantee referred to in the previous paragraph extends to the members of the Fiscal Council, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§5 - The limits and form of defense in legal and administrative proceedings will be established in the Indemnity Commitment Application and Governance Policy, approved by the Board of Directors.

§6 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§7 - Indemnity contracts shall not cover:

I- acts practiced outside the exercise of the attributions or powers of its signatories;

II- acts with bad faith, deceit, serious guilt or fraud;

III - acts committed in their own interest or of third parties, to the detriment of the Company's corporate interest;

IV- indemnities arising from social action provided for in Article 159 of Law Nº 6,404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law Nº 6,385, of December 7, 1976; or

V- other cases provided for in the indemnity agreement.

§8 - The indemnity agreement shall be properly disclosed and provide, inter alia:

I- the limit value of the coverage offered;

II- the term of coverage; and

III- the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

§9 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Brazilian Corporate Act.

§1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2- If the board member who represents the employees does not complete the term of office, there must be a new election process in accordance with the law.

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§4- In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether consecutive or not, without leave of absence or authorization of the Board of Directors.

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2- The CEO’s paid leave will be authorized by the Board of Executive Officers, and the CEO will authorize the paid leave of the other members of the Board of Executive Officers.

§3- The CEO shall appoint, from among the Executive Officers, his possible substitute.

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§4- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws.

§5- In the event of vacancy of any member of the Board of Executive Officers, the CEO will appoint a replacement from within the Board of Executive Officers, until the election of the new Executive Director pursuant to art. 20 of these Bylaws.

§6- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

§7- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the contact area of the respective Executive Officer, without, however, exercising the right to vote.

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I- accepting administrator or fiscal council posts, exercising activities, or providing any service to competitors of the Company;

II- accepting a position as administrator or fiscal council member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5- The former member of the Executive Board, of the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of May 16, 2013;

II- is judicially convicted, final and unappealable sentence, of crimes against the public administration;

III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or

IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6- The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict by the competent authority, in accordance with current legislation and internal regulations.

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Section II – Board of Directors

Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;

II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi- annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;

III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company;

IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree Nº 8,945, of December 27, 2016;

V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;

VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;

VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree Nº 8,945, of December 27, 2016;

VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case provided for in article 40, item XIII, of these Bylaws;

IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;

X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;

XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Fiscal Council and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation;

XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law Nº 13,303, of June 30, 2016;

XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XIV- formally making statements in such public offering for the sale of equity shares issued by the Company;

XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1- The fixing of human resources policy referred to in item VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade

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union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2- Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Fiscal Council members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30- The Board of Directors shall further decide on the following matters:

I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Organization Plan, based on the criteria set forth by the Board of Directors itself;

III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

IV- exchange of securities it has issued;

V- election and dismissal of the members of the Executive Board;

VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;

VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 21 (twenty-one) days in advance;

VIII- Code of Ethical Conduct, Code of Best Practices and Internal Rules of the Board of Directors;

IX- Policy and Corporate Governance Guidelines of Petrobras;

X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;

XI- administration and accounts report of the Executive Board;

XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;

XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;

XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraphs 1 and 2 of these Bylaws;

XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;

XVI- sale of the share capital control of wholly owned subsidiaries of the Company;

XVII - the consolidated annual report on the cost of health care benefits under the self- management modality, with the minimum content established by article 3 of Resolution CGPAR No 36 of 2022;

XVIII- omissive cases of these Bylaws.

§1- The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees.

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I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;

II- Committee members may participate as guests of all meetings of the Board of Directors;

III- Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's CEO, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors.

IV- The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee.

§2- The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8,945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal council or of the Company.

§3- Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I- transformation, incorporation, merger or spin-off of the Company;

II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;

III- valuation of assets intended to the payment of capital increase of the Company;

IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and

V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote.

§6- The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

§7- The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian Corporation Law, Law No 13,303, of June 30, 2016, Decree No 8,945, of December 27, 2016, the Nomination Policy and paragraph 1 of art. 21 of these Bylaws.

§8 - The Code of Ethics and Conduct will be prepared and disclosed in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945 of December 27, 2016.

§9 - The Company will have Internal Audit and Ombudsman areas, whose hiring process will be established by the Board of Directors, with the assistance of the People Committee.

§10 - The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers,

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pursuant to item XVII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.

Art. 31- The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration.

§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.

§5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present.

§6- In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III - Executive Board

Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.

§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.

§2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in Brazilian Corporate Act and in compliance to the levels of authority established in such delegations.

Art. 34- The Executive Board shall be responsible for:

I- Evaluating, approving and submitting to the approval of the Board of Directors:

a)       the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;

b)       the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;

c)       the budgets of expenditures and investment of the Company;

d)       the performance result of the Company's activities.

e)       the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.

f)       the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.

II- approving:

a)       the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;

b)       the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;

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c)       the pricing policy and basic price structures of the Company's products;

d)       the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;

e)       the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;

f)       the rules for the assignment of use, rental or lease of fixed assets owned by the Company;

g)       changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;

h)       the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action;

i)       the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors;

j)       the annual plan of insurance of the Company;

l)       conventions or collective labor agreements, as well as the proposition of collective labor agreements;

m)       the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.

III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;

IV- deliberating on trademarks and patents, names and insignia;

V- appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organization Plan, based on the criteria established by the Board of Directors;

VI- submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No 36, of 2022, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary;

VII - deliberating on the issue of simple, unsecured debentures non-convertible into shares, observing the annual fundraising limit approved by the Board of Directors.

Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the CEO or his/her substitute, and, extraordinarily by convening the CEO or 2/3 (two-thirds) of the Executive Directors.

§1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment.

§2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.

§3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as applicable; however, such advice shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective authorities.

§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.

Art. 36 - It is incumbent, individually:

§1- To the CEO:

I- convene, preside over and coordinate the work of Executive Board meetings;

II- propose to the Board of Directors, the nomination of Executive Officers;

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III- provide information to the Board of Directors, the Minister of State to which the Company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;

IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;

V- exercise other powers conferred by the Board of Directors.

§2- The Executive Officer who is assigned to the investors' relations role:

I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions.

§3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.

§4 – The Executive Officer to whom the risk management unit is assigned is responsible for defining corporate methodology and disseminating risk management knowledge, as well as promoting the identification, assessment, monitoring and reporting of the Company's main risks to senior management.

§5 – To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:

I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;

II- hire and dismiss employees and formalize the designations to managerial posts and functions;

III- designate employees for missions abroad;

IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;

V- designate and instruct the Company's representatives at General Meetings of wholly- owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;

VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board;

VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.

Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities.

Chapter V - General Meeting

Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Brazilian Corporate Act, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:

I- examine of the administrators' accounts, examine, discuss and vote the financial statements;

II- decide on the allocation of net profit for the year and the distribution of dividends;

III- elect the members of the Board of Directors and Fiscal Council.

Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:

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I- reform of the Bylaws;

II- modification in social capital;

III - evaluation of assets which the shareholder contributes for capital increase;

IV- issuance of debentures convertible into shares or their sale when in treasury;

V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger;

VI- participation of the Company in a group of companies;

VII- dismissal of members of the Board of Directors;

VIII- sale of debentures convertible into shares held the Company and issuance of its wholly- owned subsidiaries and controlled companies;

IX- cancellation of the open Company registration;

X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;

XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;

XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Fiscal Council;

XIII- entering into transactions with related parties and disposing of or contributing assets to another company, in all cases restricted to situations where the value of the transaction corresponds to more than 50% (fifty percent) of the Company's total assets as reflected in the last approved balance sheet.

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.

§2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.

§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.

Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.

Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, and, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Art. 43- The Company will hold meetings in partially digital form.

§1-The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and sufficient for shareholders to access and use the system.

§2- The controlling shareholder and minority shareholders will be guaranteed the right to participate in person.

Chapter VI – Fiscal Council

Art. 44 - The permanent Fiscal Council consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8,945, of December 27, 2016 and in art. 21, paragraphs 1 and 2 of these Bylaws, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.

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§1- Among the members of the Fiscal Council, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury.

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate.

§3- The members of the Fiscal Council will be invested in their positions from the date of their respective election, however, for registration purposes, they must sign a term of office in the book of minutes and opinions of the Fiscal Council, which will include: (i) the subscription to the Term of Consent of the members of the Fiscal Council in accordance with the provisions of the Level 2 Regulation, as well as compliance with the applicable legal requirements, and (ii) consent to the terms of the arbitration clause referred to in art. 59 of these Bylaws.

§4- The procedure set forth in art. 21, §§ 3, 4 and 6 of these Bylaws to the nominations for members of the Fiscal Council.

§5- The members of the Fiscal Council must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 45- The term of office of Fiscal Council members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

§1- The reelection of the Fiscal Council member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Fiscal Council member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 46- The remuneration of the members of the Fiscal Council, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act No 9,292 of July 12, 1996.

Art. 47- It competes to the Fiscal Council, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;

VI- analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII- examine the financial statements of the fiscal period and opine on them;

VIII- exercise these attributions during liquidation;

IX- analyzing Annual Report (RAINT) and Annual Internal Auditing Plan (PAINT);

X- carrying out annual performance self-assessment;

XI- monitoring the proprietary, financial and budgetary execution, being able to analyze corporate books and any other documents and request information;

XII- monitoring compliance with the Company's limit of participation to fund health care benefits and private pension plans; and

XIII- monitoring the implementation of corrective measures approved by the Board of Directors, within the scope of the consolidated annual report on the cost of health care benefits under the self-management modality.

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Sole paragraph. The members of the Fiscal Council shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII - Company Employees

Art. 48- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 49- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board.

Art. 50- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.

§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision.

§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision.

§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.

Art. 51- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs.

Art. 52- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII - General Provisions

Art. 53- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.

Art. 54 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.

§1- Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.

§2- The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.

§3- Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.

Art. 55- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.

Art. 56- The proposal for the distribution of profits must consider the constitution of the reserves provided for in items I and II, in the following order of priority:

I - Petrobras will set aside a portion of 0.5% (five tenths of a percent) of the share capital, up to a limit of 5% (five percent) of the share capital, to fund the Company's research and technological development programs; and

II- Petrobras may allocate up to 70% (seventy percent) of the adjusted net profit for the year to a capital remuneration reserve, in compliance with article 202 of the Brazilian Corporation Law and the Shareholder Remuneration Policy, up to the limit of the share capital.

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§1- The purpose of the reserve referred to in item II of the caput is to ensure resources for the payment of dividends, interest on equity, or other forms of remuneration to shareholders provided for by law, their anticipation, share buy-backs authorized by law, absorption of losses and, as a remaining purpose, incorporation into share capital.

§2 - The accumulated balance of the reserves in items I and II of the caput, together with the balance of the other profit reserves, in accordance with art. 199 of the Brazilian Corporation Law, may not exceed the share capital.

Art. 57- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration.

Art. 58- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the Company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Brazilian Corporate Act.

Art. 59- The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law Nº 13,303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No 9,478, of August 6, 1997, and complying with the provisions of these Bylaws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights.

Art. 60- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation.

Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3- The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

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Art. 62- In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction.

Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Bylaws.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.

Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.

§2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.

§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance.

§4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer